



SUPERVALU

# 2002 Annual Report



# strength & stability



# Financial Highlights

| Fiscal Year Ended (In thousands except per share data) | **February 23, 2002** | February 24, 2001 | February 26, 2000 |
|---|---|---|---|
| Net sales | **$20,908,522** | $23,194,279 | $20,339,079 |
| Pre tax income | **343,703** | 154,357 | 447,454 |
| Pre tax income (before restructure and other items) | **402,503** | 394,486 | 387,388 |
| Restructure and other items | **(58,800)** | (240,129) | 60,066 |
| Net earnings | **205,535** | 81,965 | 242,941 |
| Net earnings (before restructure and other items) | **240,697** | 235,902 | 231,996 |
| Diluted earnings per share | **1.53** | 0.62 | 1.87 |
| Diluted earnings per share (before restructure and other items) | **1.80** | 1.78 | 1.78 |
| Dividends declared per share | **0.5575** | 0.5475 | 0.5375 |
| Closing stock price | **24.59** | 14.06 | 16.44 |
| **Other Statistics:** | | | |
| Total assets | **$ 5,824,782** | $ 6,359,980 | $ 6,495,353 |
| EBITDA (before restructure and other items) | **916,027** | 921,563 | 799,842 |
| EBITDA as % of net sales (before restructure and other items) | **4.4%** | 4.0% | 3.9% |
| Weighted average shares outstanding diluted | **133,978** | 132,829 | 130,090 |

See Notes to the Five Year Financial and Operating Summary on page 36 for explanation of restructure and other items impacting fiscal 2002, 2001 and 2000.

**Net Sales** (in billions)



$20.3
$23.2
$20.9
00
01
02


**EBITDA** (in millions)



$799.8*
$921.6*
$916.0*
$859.9
$689.0
$857.2
00
01
02


*Before restructure and other items

**Net Earnings** (in millions)



$232.0*
$235.9*
$240.7*
$242.9
$82.0
$205.5
00
01
02


*Before restructure and other items

**Earnings Per Share**



$1.78*
$1.78*
$1.80*
$1.87
$0.62
$1.53
00
01
02


*Before restructure and other items

**Corporate Profile** Headquartered in Minneapolis, Minnesota, SUPERVALU is one of the largest companies in the U.S. grocery channel, generating annual revenues in excess of $20 billion. Integral to the nation's food supply chain, SUPERVALU operates successfully at the center of two complementary businesses – grocery retailing and logistics services of food and other highly consumable goods.

SUPERVALU's retail operations are comprised of 1,260 retail locations in 39 states. SUPERVALU is one of the largest and most successful operators within the growing price impact grocery niche – holding the nation's number one position within extreme value grocery retail. An efficient multi-tier logistics network across a diverse geography, SUPERVALU provides logistics services to thousands of additional customer locations providing a broad array of product, support services and third party logistics solutions to retailers.

SUPERVALU is committed to excellent customer service, strong community involvement and enhanced shareholder value. SUPERVALU's 57,800 employees are dedicated to providing the highest customer service across our network of facilities, offices and retail locations every day.



# Dear Stakeholders,

For SUPERVALU, last year was a year of transition. SUPERVALU, like many companies, faced the uncertainty of a fragile economic environment and an ever-changing competitive climate. We undertook a substantial number of activities during the year and made remarkable progress on our goals. Through the uncertainty and change of the past year, SUPERVALU emerged strong and stable. More importantly, I am happy to report we are starting the new fiscal year on a high note with the solid momentum we achieved during the fourth quarter of last year.

### Year of Transition

In Fiscal 2002 we made some significant changes that shaped how we look at our business and our future. The activities we embarked on are part of a long-term effort to increase our earnings growth rate to at least 10 percent per annum; improve our return on invested capital to 15 percent; maintain investment grade ratings; allocate capital to projects that provide the right mix of growth and returns; and finally, maintain SUPERVALU's historic strong cash flow.

To move closer to these long-term goals, we implemented a comprehensive plan. Progress in Fiscal 2002 was swift and ultimately, strengthened our core competencies in retailing and logistics. To recap, we:

- Exited under-performing stores and non-core retail markets
- Improved our retail execution
- Rationalized our distribution network by consolidating volume in fewer, but more efficient distribution centers
- Allocated our capital to growth and efficiency projects, such as accelerating the expansion of the Save-A-Lot network, expanding in key retail markets, increasing our store remodeling program, achieving cost savings in distribution and investing in technology-related projects.

At the same time, we committed to reducing overall debt levels through a comprehensive companywide effort to:

- Monetize assets where appropriate
- Lower our future cost of capital with financing strategies
- Aggressively manage our inventory levels.

Despite the scope of the undertaking and the difficult economic environment, the ability of SUPERVALU to end this important transition year with such strong marks is a testament to the sound business plan and dedication of our capable employees. One highlight of this year's success was our ability to consecutively improve our retail comparable sales during the year. Fourth quarter comparable sales were positive 1.3 percent.

### Expanding Retail Success

Coming from a position of strength in several markets, SUPERVALU became an even stronger leader in the price impact retailing segment.

For the first time in our company's history, retail represented the majority of SUPERVALU's overall sales and profits by the end of the fourth quarter. The significance of this shift is driving improved operating margins, increased purchasing power in the supply chain that benefits all our customers and enhanced stock valuation. The changing business mix demonstrates the importance of our retail segment as a growing part of SUPERVALU's overall success.

In Fiscal 2002, we opened 103 new Save-A-Lot stores, of which 49 were corporate-owned, 11 price superstores and one traditional supermarket.

We continued our aggressive store remodeling this year. Twenty-four stores were remodeled during the year, with another eight stores currently in progress. In the last seven years, 65 percent of our stores are new or newly remodeled.

Specific retail activities that supported this year's operating performance included a more focused merchandising program that strengthened our EDLP price position in our respective price impact markets. Our traditional supermarkets are top of class by continually delivering the best service and product selection. And lastly, Save-A-Lot continues its fast track expansion program opening store number 1,000 early this spring. During Fiscal 2002, Save-A-Lot entered the Gulf Coast, Chicago and Baltimore markets and launched the second wave of national broadcast advertising – boosting its reputation as a fast growing extreme value grocery retailer in the country.

We have strengthened our core competencies in retail with these and other activities – creating excitement and a sense of momentum about the future of SUPERVALU's growing retail business.

### Designing a More Efficient Distribution Network

Our platform for growth in distribution was further strengthened in Fiscal 2002. Last year, we committed to maximizing the efficiency of our distribution network. In last year's annual report I wrote, "Fiscal 2002 will mark the year this network reconfiguration takes place." I am happy to report we made substantial progress while maintaining all critical service levels across our network. We maintained 99.5 percent order accuracy and 97 percent on-time delivery. Few others can claim this consistent service performance.



**Dear Stakeholders,**

Fiscal 2002 was a terrific year. I am very proud of the SUPERVALU leadership team and all our employees for the tremendous effort they put forth this year to address significant challenges in both businesses as we phased out the Kmart business and began a swift recovery in our retail operations.

I announced on April 10th that I would step down as chairman and as a director of SUPERVALU after the annual meeting in May. Jeff Noddle will assume the role of chairman at that time. The transition of leadership that the board of directors and I began working on approximately four

*Mike Wright, SUPERVALU chairman and former CEO, received two top food industry awards this spring: FMI's prestigious "Sidney R. Rabb Award" and FDI's prized "Herbert Hoover Award". These honors recognize Mike's career-long contributions to the food industry as well as his on-going commitment as a true champion for education and community involvement.*

Our progress during the year is best illustrated by the enormous accomplishments across the network. Throughout the year, we:

- Closed distribution centers equaling approximately 3.5 million square feet for a total square footage reduction of 15 percent
- Reconfigured 13 of our remaining 30 distribution centers to improve volume throughput across the network by separating fast-moving from slow-moving merchandise
- Reduced inventory days on hand by two full days
- Generated new business with an annualized run rate of approximately $500 million.

In addition, we unwound significant sales volume totaling approximately $2.5 billion, primarily as a result of our January 2001 decision to exit our relationship with Kmart. The simultaneous restructuring and rationalization of our network delivered strong results. Our ability to execute our business plan with speed and success was a testament to our focus, caliber of employees and business expertise.

Redirecting our sizable volume through a newly reconfigured multi-tier distribution network delivered inventory management benefits, product flow improvements, transportation savings and overall supply chain efficiencies. We remain committed to providing the best service at competitive costs to our customers that span almost 5,000 locations nationwide.

### The Future

SUPERVALU is a stronger, more efficient Company today than just a year ago. We are well-positioned for the future.

By adapting our business plans, leveraging our core competencies in retailing and distribution, and applying a risk-adjusted financial discipline, SUPERVALU will make progress toward its financial goals while seamlessly serving thousands of customers across the country.

We have already entered Fiscal 2003 on solid ground. The recently announced acquisition of Deal$ – Nothing over a Dollar, a 45-store general merchandise single price point retailer, represents the next phase of growth for Save-A-Lot. The transaction is scheduled to close this May. We will be finalizing a new combination store prototype that will offer Save-A-Lot's top quality custom food brands as well as a variety of single price point general merchandise. We will continue to expand our retail store base with approximately 150 new Save-A-Lot stores and 10 to 15 price superstores or supermarkets. In addition, we will continue to implement efficiency initiatives in distribution that drive both financial performance and customer benefits, as well as provide long-term sales opportunities.

I am proud to be leading SUPERVALU and its exceptional workforce of talented employees at an exciting time in our history. We remain committed to keeping SUPERVALU a preferred business partner and a solid investment.

Jeff Noddle
President and Chief Executive Officer

years ago is now complete; and after 25 years as a SUPERVALU director and 20 years as CEO, it is time for me to hang up my "grocer's apron."

When I joined SUPERVALU 25 years ago, food wholesaling was in its golden era and the family-owned supermarket operators controlled more than 50 percent of the total U.S. grocery market. At that time, 75 percent of our total sales came from food wholesaling, and the balance from retail general merchandising (Shopko) and casual wear stores (County Seat). Today SUPERVALU is almost exclusively in the food business. We continue as the best and largest food distributor to independently owned supermarkets and supermarket chains. Much has changed over the past 10 years. Probably most important to the industry has been the tremendous consolidation in the past 10 to 12 years with the top 10 chains now controlling almost 65 percent of the total U.S. grocery market.

As the market has changed, so has SUPERVALU. Today, we continue to be the leading food distributor to independently owned supermarkets and supermarket chains. More importantly, SUPERVALU is the most efficient and profitable distributor. In addition, we are the 11th largest supermarket chain in the country and the largest operator of extreme value food supermarkets with Save-A-Lot owned and licensed stores.

So as I end my career at SUPERVALU, I just want to express my sincere thanks and appreciation to all 57,800 SUPERVALU employees, our talented management team, the board of directors and stakeholders for the support they have given me over the years and for the opportunity to serve this great corporation and its customers.

Mike Wright
Chairman

**SUPERVALU**

# At a glance

As one of the largest companies in the $680 billion U.S. grocery channel, SUPERVALU leverages significant purchasing power from manufacturers across the country. SUPERVALU then combines this power at retail with its vast logistics capabilities to ship more than 1 billion cases each year.

## Retail

SUPERVALU's growing presence in grocery retailing, specifically price impact retailing, combines excellent store level execution, merchandising, supply chain expertise, and overall commitment to customer satisfaction.



### Market Position

- Save-A-Lot is the largest extreme value grocery retailer in the U.S.
- SUPERVALU's price superstore and supermarket formats hold the No.1, 2 or 3 market positions in most of their markets
- Combined, SUPERVALU is the 11th largest grocery retailer in the U.S.

### Fiscal 2002 Retail Highlights

- Opened 115 stores, closed/sold 49 stores
- Increased total retail square footage by 7 percent, including a 13 percent increase in Save-A-Lot square footage
- Posted consecutive quarterly improvement in comparable sales
- Remodeled 24 price superstores and traditional supermarkets, compared with 9 remodels in Fiscal 2001
- Save-A-Lot entered Gulf Coast, Chicago and Baltimore markets

### Store Locations



■ Extreme Value Food Stores □ Price Superstores ■ Supermarkets

### Store Expansion

- 5 Year Compound Annual Growth Rate is 10.5 percent

| | Company-Owned | Licensed | Total |
|---|---|---|---|
| Fiscal 1997 | 288 | 476 | 764 |
| Fiscal 1998 | 279 | 559 | 838 |
| Fiscal 1999 | 313 | 630 | 943 |
| Fiscal 2000 | 455 | 662 | 1,117 |
| Fiscal 2001 | 467 | 727 | 1,194 |
| Fiscal 2002 | 496 | 764 | 1,260 |

### SUPERVALU Retail Formats

**Price Superstores**
202 company-owned stores
12,840,000 square feet

Cub Foods
111 stores
80 company-owned
31 franchised

Shop 'n Save.
53 stores

Shoppers
40 stores

Metro
17 stores

bigg's
12 stores

**Extreme Value Food Stores**
998 stores
14,378,000 square feet

SAVE-A-LOT. Great Food Great Prices!.
234 company-owned
764 licensed

**Supermarkets**
60 stores
3,004,000 square feet

FarmFresh World Class Supermarkets When Only the Very Best Will Do!!
37 stores

SCOTT'S
18 stores

Hornbacher's
5 stores

**Sales** ($ in millions)


$20,339
$23,194
$20,909
12,269
13,840
11,360
8,070
9,354
9,549
46%
54%
00
01
02
02

Retail Distribution

**Operating Earnings*** ($ in millions)


$564.1
$621.2
$614.5
223.4
275.4
227.0
340.7
345.8
387.5
63%
37%
00
01
02
02

Retail Distribution

*Excludes restructure and other items and general corporate expense

**EBITDA*** ($ in millions)


$799.8
$921.6
$916.0
347.6
436.0
387.7
490.3
518.2
565.1
59%
41%
00
01
02
02

Retail Distribution

*Excludes restructure and other items; total EBITDA figures include general corporate expense

# Distribution

SUPERVALU is one of the nation's leading providers of logistics services to the grocery channel. As a proven partner, SUPERVALU brings the best logistics and service solutions that incorporate the most efficient supply chain metrics to drive sales and achieve maximum cost savings for its customers.


SUPERVALU
Distribution and Retailing

## Key Statistics

- Leading distributor to 4,280 grocery retailers in U.S. – excludes corporate retail locations
- Industry leader in overall service levels: 99.5 percent accuracy, 97 percent on-time
- Logged more than 100 million fleet miles
- Nationwide customer service call center
- A network of strategically located distribution centers utilizing a multi-tier logistics system serves a geographically diverse customer base

## Distribution Centers

SUPERVALU has 30 distribution centers located across the country:

| | | | |
|---|---|---|---|
| Alabama | Iowa | Missouri | Rhode Island |
| Colorado | Maine | Montana | Virginia |
| Florida | Maryland | North Dakota | Washington |
| Georgia | Massachusetts | Ohio | West Virginia |
| Illinois | Minnesota | Pennsylvania | Wisconsin |
| Indiana | Mississippi | | |

## Serving Customers Across the Country



■ *Markets currently served, including third party logistics; map excludes* SUPERVALU owned or licensed markets

## Fiscal 2002 Distribution Highlights

- Rationalized distribution network reducing total warehouse square footage to 19.5 million, a 15 percent decrease
- Reconfigured 13 distribution centers to separate fast- and slow-moving merchandise
- Reduced inventory days on hand by two days

## Customer Profile

- Regional chains, mass merchandisers, national chains, third party facility management, military, SUPERVALU retail stores

## Products Supplied

- Grocery, meat, dairy, deli, frozen, bakery, floral, specialty food items, health and beauty care, pet food, general merchandise, seasonal items, tobacco

## Services and Information Tools

- Procurement, warehousing, multi-temperature transportation, refill, reverse logistics, cross-dock, nationwide customer service call center, category management, store planograms, promotional programs, store design, Internet marketing solutions, market analysis and research, equipment purchases, SUPERVALU Harbor on-line retailer interface, access to World Wide Retail Exchange auctions

# Save-A-Lot suc

SUPERVALU's Save-A-Lot format continues to expand its lead as the number one grocery retailer in the extreme value marketplace. With approximately 1,000 stores in 36 states, Save-A-Lot generates systemwide sales in excess of $4 billion. With a passionate focus on serving its customers, Save-A-Lot is now the sixth largest grocery chain under a single banner. Within the last seven years, Save-A-Lot has more than doubled its store count across the United States. Save-A-Lot's success stems from meeting the grocery shopping needs of value-driven consumers with a primary focus on

## Keep it simple

Keeping it simple is hard work. It requires intense dedication to every component of the business. Through constant refinement, Save-A-Lot has achieved significant efficiencies generating benefits for customers. Customers appreciate the convenient, clean, simple store layout where they save time and money. SUPERVALU plans to aggressively expand Save-A-Lot's store network leveraging its highly efficient business model that combines operational simplicity, supply chain benefits, product SKU discipline, national merchandising programs and quality custom brands.




SAVE·A·LOT
Great Food
Great Prices

## Now open: 1,000 Save-A-Lot stores

Save-A-Lot opened its 1,000th store in spring of 2002, demonstrating SUPERVALU's commitment to a border-to-border, coast-to-coast national expansion. In recognition of this milestone, a nationwide in-store celebration was launched in April featuring "Great Buy" products. This promotion is part of an ongoing national advertising program designed to build consumer awareness. New markets entered during Fiscal 2002 were the Gulf Coast region, Baltimore and Chicago – bringing net store openings for the year to 93.

# cess

households with annual income of $35,000 or less. Today, this represents 44 percent of the U.S. population, or 120 million people. Save-A-Lot customers generally save up to 40 percent on their grocery shopping compared to conventional supermarkets. By utilizing a highly efficient business model across the entire supply chain and a very disciplined store format, Save-A-Lot is today's breakthrough model in grocery retailing. SUPERVALU has accelerated the expansion of Save-A-Lot, opening at least 100 new stores each year.

## Small stores with BIG savings

Big savings come in small packages. Save-A-Lot stores average 14,000 square feet — small by grocery store standards. By offering 1,250 of the most frequently purchased products — including fresh produce, meats and dairy products — Save-A-Lot provides the convenience of a small store with prices generally up to 40 percent lower than conventional supermarket prices and up to 15 percent lower than supercenter prices. Those savings go a long way for families on a tight budget. More than 300 million sacks of groceries are carried out of Save-A-Lot stores every year.




Cream Of Mushroom Soup
VEGETABLE Homestyle CHUNKY
Cream Of Chicken Soup
CHICKEN NOODLE Homestyle CHUNKY
HOME-STYLE Chicken Noodle Soup
BEEF Homestyle CHUNKY Soup

## Quality products

Save-A-Lot's team of brand managers has created more than 800 custom brands offered only at Save-A-Lot. These products undergo rigorous testing to ensure their quality specifications meet consumer preferences for flavor, color, aroma, texture, appearance and consistency. Our custom brands reinforce our commitment to quality and significant savings. More than 80 percent of products sold at Save-A-Lot are exclusive custom-branded products.

# Key markets: sh

SUPERVALU operates 202 price superstores in key markets including Minneapolis, St. Louis, Washington D.C., Cincinnati and Chicago – where we hold leading market share positions. Customers award our stores high marks on our low prices across the board at Cub Foods, Shop 'n Save, Shopper's Food Warehouse, Metro and bigg's. Every day low prices on more than 30,000 products, backed by a strong commitment to the best perishables, differentiate our price superstores. Averaging 63,000 square feet, consumers find savings and selection in every department. During Fiscal 2002, we opened 11 stores in our key markets adding to our strong market positions.





## Customers love fresh produce

[illegible]

## Every day low prices

Every day low prices at our price superstores is not an advertising gimmick. It is the direct result of SUPERVALU's buying power and a commitment to offer the best price across our products every day. By using warehouse-style aisles and pallet case displays, stores pass on savings to customers and still provide broad product selection and quality.



# are expansion

Shoppers in search of the traditional grocery shopping experience are served by our associates at Farm Fresh, Scott's and Hornbacher's stores. With 60 traditional supermarkets each averaging 50,000 square feet, these formats continue to fill a large share of consumers' regular shopping needs. With top-notch services, innovative merchandising and contemporary store plans, these stores offer consumers unique product selection tailored to local and national preferences. In fact, Farm Fresh was voted the top grocer in its markets two years in a row. As we selectively add and remodel stores in Virginia, Indiana and North Dakota, our overall market share and reputation grows.

## More than a grocery store

SUPERVALU's 60 traditional supermarkets, under the trusted names Farm Fresh, Scott's and Hornbacher's, continue to distinguish themselves with innovative merchandising, product presentation and department layout – backed by "top of class" service. Store personnel are passionate about food, service, customers and their community. Our commitment to the communities we serve with programs such as Farm Fresh's "Round Up" Campaign, Scott's "Cancer Day" and Hornbacher's "Cherries for Charity". These activities – some entering their 20th year – represent how delivering quality grocery products and services with community spirit and involvement will continue to differentiate SUPERVALU.


Fried Chicken



## We know our customers

Understanding our customers means understanding their likes and dislikes. We know grocery shopping is often done on weekends, after work and when hungry. We know our customers in St. Louis love barbecue and our customers in Virginia won't settle for anything but the best ham. Offering services that enhance the shopping experience can help our customers meet their lifestyle needs. Departments such as floral, pharmacy, customer service, banking and snack bars, add important value to today's grocery shopping experience.

# Supply chain eff

SUPERVALU's roots in distribution date back to the 1870s when we first began servicing grocers' needs. Today, SUPERVALU remains the benchmark in grocery distribution with strong business values, strict expense controls, expertise in both retail and logistics, excellent relationships with customers and vendors, industry-leading costing methodology and information tools, and the highest service standards. By continuously refining our product offerings, service solutions and infrastructure to address today's retail grocery environment, SUPERVALU's customers benefit. Customers capitalize on SUPERVALU's scale and proprietary "cost to serve" technology, as well as category management programs to maximize sales and profits. Information tools are a retailer's

## Your supply chain partner


SUPERVALU



## Retailers choose SUPERVALU

The grocery business is one of this country's largest industries. SUPERVALU's distribution customers are some of today's most successful regional and national grocers. Their success stems from the ability to offer value and service yet respond to changing consumer preferences and lifestyles. Our role as their supplier is to contribute to their success by providing the best product costs and service in the marketplace. While the industry continues to evolve and remains competitive, our premier customers continue to thrive. SUPERVALU's goal is to expand its market share in the $100 billion traditional wholesaling business and to broaden its reach to non-traditional logistics businesses.

# iciency

business companion in an industry that requires optimization of the entire supply chain to achieve success at store level. SUPERVALU has united its in-depth understanding of the retail channel with expertise in the logistics of highly consumable goods to offer a seamless solution for customers. This continues to differentiate SUPERVALU in a new era of retail consolidation and supply chain management. As larger chains outsource portions of their supply chain to reduce investment in inventory or fixed assets and improve overall efficiency, SUPERVALU offers an array of logistics solutions tailored to any retail network.

## Product costs are just the beginning

SUPERVALU's purchasing scale delivers the best product costs to customers, enhancing their competitive position. Combining this with SUPERVALU's category management programs, customers gain even greater benefits. By using a customized category management program, retailers can tailor merchandising activity to enhance profits. With the help of SUPERVALU, customers can also maximize vendor promotions, reduce SKUs and improve volume.







## Network optimization

By measuring the cost to move products through every work process within the supply chain, from the manufacturer to our customers' locations, SUPERVALU optimizes its vast logistics network. SUPERVALU warehouse selectors navigate 19.5 million square feet of warehouse space every day selecting product orders for customers. By separating the slow- and fast-moving product items, warehouse selectors log fewer miles for the fast-moving products, which represent the majority of products ordered daily. The costly process of correcting mispicks will be significantly reduced by using a hands-free radio device linked to the warehouse management system.

**Results of Operations**

In fiscal 2002, the Company achieved net sales of $20.9 billion compared to $23.2 billion last year. Net earnings for fiscal 2002 were $205.5 million, and diluted earnings per share were $1.53.

In fiscal 2001, the Company achieved net sales of $23.2 billion compared to $20.3 billion in fiscal 2000. Net earnings for fiscal 2001 were $82.0 million, and diluted earnings per share were $0.62. Net earnings for fiscal 2000 were $242.9 million, and diluted earnings per share were $1.87. The results of operations for fiscal 2000 include the impact of the Richfood acquisition and the results of its operations since August 31, 1999.

Highlights of results of operations as reported were as follows:

| (In millions) | February 23, 2002 (52 weeks) | | February 24, 2001 (52 weeks) | | February 26, 2000 (52 weeks) | |
|---|---|---|---|---|---|---|
| Net sales | **$20,908.5** | **100.0%** | $23,194.3 | 100.0% | $20,339.1 | 100.0% |
| Cost of sales | **18,308.0** | **87.6** | 20,635.5 | 89.0 | 18,111.4 | 89.0 |
| Selling and administrative expenses | **2,037.7** | **9.7** | 2,042.3 | 8.8 | 1,705.0 | 8.4 |
| Gain on sale of Hazelwood Farms Bakeries | **—** | **—** | — | — | (163.7) | (0.8) |
| Restructure and other charges | **46.3** | **0.2** | 171.3 | 0.7 | 103.6 | 0.5 |
| Operating earnings | **516.5** | **2.5** | 345.2 | 1.5 | 582.8 | 2.9 |
| Interest expense | **194.3** | **0.9** | 212.9 | 0.9 | 154.5 | 0.8 |
| Interest income | **(21.5)** | **(0.1)** | (22.1) | (0.1) | (19.1) | (0.1) |
| Earnings before income taxes | **343.7** | **1.7** | 154.4 | 0.7 | 447.4 | 2.2 |
| Income tax expense | **138.2** | **0.7** | 72.4 | 0.3 | 204.5 | 1.0 |
| Net earnings | **$ 205.5** | **1.0%** | $ 82.0 | 0.4% | $ 242.9 | 1.2% |

***Comparison of fifty-two weeks ended February 23, 2002 (2002) with fifty-two weeks ended February 24, 2001 (2001):***

**Net Sales** Net sales for 2002 of $20.9 billion decreased 9.9 percent from $23.2 billion in 2001. Retail food sales increased 2.1 percent and food distribution sales decreased 17.9 percent in 2002 compared to 2001. Retail food sales increased over last year primarily due to new store openings. Same-store sales were positive 0.2 percent reflecting the soft economy, competitor activities and cannibalization in certain markets. Food distribution sales decreased from last year reflecting customer losses, primarily the exit of the Kmart supply contract which terminated June 30, 2001. In addition, sales decreased as a result of the impact of restructure activities.

Fiscal 2002 store activity, including licensed units, resulted in 115 new stores opened and 49 stores closed or sold for a total of 1,260 stores at year end, an increase in square footage of 6.7 percent over the prior year.

**Gross Profit** Gross profit as a percentage of net sales increased to 12.4 percent from 11.0 percent last year. The increase is due to the growing proportion of the Company's retail food business, which operates at a higher gross profit margin as a percentage of net sales than does the food distribution business, improved merchandising execution in retail, and benefits of restructure and reconfiguration activities in distribution. In 2001, gross profit included $17.1 million in cost of sales for inventory markdowns related to restructure activities.

**Selling and Administrative Expenses** Selling and administrative expenses were 9.7 percent of net sales for 2002 compared to 8.8 percent of net sales last year. In the fourth quarter of 2002 and 2001, selling and administrative expenses include $12.5 million of store closing reserves and $51.7 million primarily for store closing reserves and provisions for certain uncollectible receivables, respectively. Excluding these items, selling and administrative expenses were 9.7 percent and 8.6 percent of net sales, respectively. The increase in selling and administrative expenses as a percent of net sales is primarily due to the growing proportion of the Company's retail food business, which operates at a higher selling and administrative expense as a percentage of net sales than does the food distribution business, as well as increases in labor and employee benefit costs and increases in closed property reserves partially offset by gains on sales of disposed properties.

**Operating Earnings** The Company's earnings before interest and taxes (EBIT) were $516.5 million compared to $345.2 million last year, a 49.6% increase. Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 24.4% to $857.2 million, or 4.1% of net sales, from $689.0 million, or 3.0% of net sales, last year. Fiscal 2002 includes $46.3 million for restructure charges and $12.5 million for store closing reserves. Fiscal 2001 includes $171.3 million for restructure charges and $68.8 million primarily for store closing reserves and provisions for certain uncollectible receivables.

Excluding the impacts of restructure and other items in 2002 and 2001, the Company's EBIT and EBITDA were as follows: EBIT was $575.3 million compared to $585.3 million last year, a 1.7% decrease; EBITDA was $916.0 million compared with $921.6 million last year, a 0.6% decrease; retail food EBIT increased 12.1% to $387.5 million, or 4.1% of net sales, from last year's $345.8 million, or 3.7% of net sales, primarily due to growth in new stores and improved merchandising execution in retail; retail food EBITDA increased 9.0% to $565.1 million, or 5.9% of net sales, from last year's $518.3 million, or 5.5% of net sales; food distribution EBIT decreased 17.6% to $227.0 million, or 2.0% of net sales, from last year's $275.4 million, or 2.0% of net sales, reflecting a decrease in sales volume, primarily the exit of the Kmart supply contract, partially offset by benefits of restructure and reconfiguration activities; food distribution EBITDA decreased 11.1% to $387.7 million, or 3.4% of net sales, from last year's $436.0 million, or 3.2% of net sales.

**Net Interest Expense** Interest expense decreased to $194.3 million in 2002, compared with $212.9 million in 2001, reflecting lower borrowing levels and lower interest rates since last year. Interest income decreased to $21.5 million in 2002 compared with $22.1 million in 2001.

**Income Taxes** The effective tax rate was 40.2 percent in 2002 compared with 46.9 percent in 2001. Excluding the impacts of restructure and other items for 2002 and 2001, the effective tax rate was 40.2 percent for both years.

### Net Earnings

Net earnings were $205.5 million or $1.53 per diluted share in 2002 compared with 2001 net earnings of $82.0 million or $0.62 per diluted share.

Weighted average diluted shares increased to 134.0 million in 2002 compared with last year's 132.8 million, primarily reflecting the dilutive impact of stock options.

Excluding the impacts of restructure and other items, net earnings were $240.7 million or $1.80 per diluted share in 2002, compared with $235.9 million or $1.78 per diluted share in 2001.

***Comparison of fifty-two weeks ended February 24, 2001 (2001) with fifty-two weeks ended February 26, 2000 (2000):***

**Net Sales** Net sales for 2001 of $23.2 billion increased 14.0 percent from $20.3 billion in 2000, reflecting the acquisition of Richfood in August 1999, incremental volume from new customers, and new corporate stores. Retail food sales increased 15.9 percent and food distribution sales increased 12.8 percent in 2001 compared to 2000. Retail food sales increased from 2000 primarily due to the Richfood acquisition and the opening of new stores in 2001. Same-store sales were negative 3.7 percent, impacted by competitive activities and cannibalization in certain markets. Food distribution sales increased from 2000 primarily due to the Richfood acquisition and incremental volume from new customers, primarily the $2.3 billion annual supply contract with Kmart.

Fiscal 2001 store activity, including licensed units, resulted in 117 new stores opened, five stores acquired, and 45 stores closed or sold for a total of 1,194 stores at year end, an increase in square footage of 6.9 percent over 2000.

**Gross Profit** Gross profit as a percentage of net sales remained flat at 11.0 percent. In 2001, gross profit included $17.1 million in cost of sales for inventory markdowns related to restructure activities.

**Selling and Administrative Expenses** Selling and administrative expenses were 8.8 percent of net sales for 2001 compared to 8.4 percent of net sales in 2000. The increase reflects $51.7 million primarily for store closing reserves and provisions for certain uncollectible receivables. Excluding these items, selling and administrative expenses were 8.6 percent of net sales in 2001. The increase was primarily due to the growing proportion of the Company's retail business, which operates at a higher selling and administrative expense as a percentage of net sales than does the food distribution business.

**Operating Earnings** The Company's EBIT was $345.2 million in 2001 compared to $582.8 million in 2000, a 40.8% decrease. EBITDA was $689.0 million in 2001 compared with $859.9 million in 2000, a 19.9% decrease. Fiscal 2001 includes $171.3 million for restructure charges and $68.8 million primarily for store closing reserves and provisions for certain uncollectible receivables. Fiscal 2000 includes a net $60.1 million benefit from the gain on the sale of Hazelwood Farms Bakeries of $163.7 million, partially offset by restructure charges of $103.6 million.

Excluding the impacts of restructure and other items in 2001 and 2000, the Company's EBIT and EBITDA were as follows: EBIT was $585.3 million in 2001 compared to $522.8 million in 2000, a 12.0% increase; EBITDA was $921.6 million in 2001 compared with $799.8 million in 2000, a 15.2% increase; retail food EBIT increased 1.5% to $345.8 million, or 3.7% of net sales, from $340.7 million in 2000, or 4.2% of net sales, primarily due to the Richfood acquisition and the opening of 117 stores, substantially offset by increased advertising, promotional spending, and labor costs; retail food EBITDA increased 5.7% to $518.3 million, or 5.5% of net sales, from $490.3 million in 2000, or 6.1% of net sales; food distribution EBIT increased 23.3% to $275.4 million, or 2.0% of net sales, from $223.4 million, or 1.8% of net sales, in 2000; EBIT for food distribution, as a percentage of net sales, increased to 2.0% in 2001 compared to 1.8% in 2000, primarily due to the Richfood acquisition and the incremental volume from other customers, primarily Kmart; food distribution EBITDA increased 25.4% to $436.0 million, or 3.2% of net sales, from $347.6 million in 2000, or 2.8% of net sales.

**Net Interest Expense** Interest expense increased to $212.9 million in 2001, compared with $154.5 million in 2000, reflecting increased borrowings due to the Richfood acquisition in August 1999 and the $140 million share buyback under the December 1999 treasury stock program completed early in the first quarter of 2001. Interest income increased to $22.1 million in 2001 compared with $19.1 million in 2000.

**Income Taxes** The effective tax rate was 46.9 percent in 2001 compared with 45.7 percent in 2000. Excluding the impacts of the restructure and other items in 2001 and the gain on the sale of Hazelwood Farms Bakeries and the restructure charges in 2000, the effective tax rates were 40.2 percent and 40.1 percent in 2001 and 2000, respectively.

**Net Earnings** Net earnings were $82.0 million or $0.62 per diluted share in 2001 compared with 2000 net earnings of $242.9 million or $1.87 per diluted share.

Weighted average diluted shares increased to 132.8 million in 2001 compared with 130.1 million in 2000. The increase was primarily due to a full year's impact in the current year of the approximately 19.7 million shares issued in the second quarter of 2000 in connection with the Richfood acquisition, partially offset by the 7.9 million shares repurchased under the December 1999 treasury stock program.

Excluding the impacts of the restructure and other items in 2001 and the gain on the sale of Hazelwood Farms Bakeries and the restructure charges in 2000, net earnings were $235.9 million or $1.78 per diluted share in 2001 compared with $232.0 million or $1.78 per diluted share in 2000.

## Restructure and Other Charges

In the fourth quarter of fiscal 2002, the Company identified additional efforts that will allow it to extend its distribution efficiency program begun in fiscal 2001 and adjusted prior years' restructure reserves for changes in estimates primarily related to real estate as a result of a softening real estate market. The additional distribution efficiency initiatives identified in fiscal 2002 primarily relate to personnel reductions in transportation and administrative functions. The total pre-tax restructure charges were $46.3 million, of which $16.3 million is related to additional efficiency efforts, $17.8 million is related to changes in estimates for the fiscal 2001 restructure reserves and $12.2 million is related to changes in estimates for the fiscal 2000 restructure reserves.

Included in the $16.3 million of restructure charges for fiscal 2002 is $13.1 million related to severance and employee related costs and $3.2 million related to lease cancellation fees. These actions include a net reduction of approximately 800 employees throughout the organization. Management will begin the initiatives in fiscal 2003 and expects the majority of these actions to be completed by the end of fiscal 2003.

In the fourth quarter of fiscal 2001, the Company recorded pre-tax restructure charges of $171.3 million including $89.7 million for asset impairment charges, $52.1 million for lease subsidies, lease cancellation fees, future payments on exited leased facilities and guarantee obligations and $39.8 million for severance and employee related costs, offset by a reduction in the fiscal 2000 restructure reserve of $10.3 million for lease subsidies and future payments on exited leased facilities. As a result of changes in estimates in fiscal 2002, the fiscal 2001 charges were increased by $17.8 million, including $19.1 million for increased lease liabilities in exiting the non-core retail markets and the disposal of non-core assets, offset by a net decrease of $1.3 million in restructure reserves for the consolidation of distribution centers. The reserve at the end of fiscal 2002 for fiscal 2001 restructure charges was $56.0 million, including $50.0 million for lease subsidies, lease terminations and future payments on exited lease facilities and $6.0 million for employee related costs. There are 750 employees yet to be terminated related to this reserve.

In fiscal 2001, the Company reduced the original fiscal 2000 restructure reserve by $10.3 million primarily for a change in estimate for the closure of a remaining facility. The amount was subsequently increased $12.2 million in fiscal 2002, primarily due to the softening real estate market. The reserve at the end of fiscal 2002 for fiscal 2000 restructure charges was $18.0 million, including $14.9 million for future payments on exited leased facilities and $3.1 million for unpaid employee benefits. There are no remaining employee terminations under the fiscal 2000 restructure.

Approximately $30 million in cash outflows are anticipated in fiscal 2003 primarily related to the payment of employee severance and the payment of lease liabilities. As of fiscal year end 2002, remaining future net cash flows of all restructure activities is estimated at approximately $5 million. The changes in cash flow estimates from the prior year are primarily a result of new fiscal 2002 restructure activities, changes in estimates of lease liabilities and the timing of disposition of properties.

## Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management believes the following critical accounting policies reflect its more significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

**LIFO and Retail Inventory Method** For a significant portion of the Company's inventory, cost is determined through use of the last-in, first-out (LIFO) method for food distribution or the retail LIFO method, as applicable. Under the retail LIFO method, otherwise referred to as the retail inventory method (RIM), the valuation of inventories are at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality.

Inherent in the RIM calculations are certain significant management judgments and estimates, including shrinkage, which significantly impact the ending inventory valuation at cost, as well as the resulting gross margins. These judgments and estimates, coupled with the fact that the RIM is an averaging process, can, under certain circumstances, produce results which differ from actual. Management believes that the Company's RIM provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market.

**Allowances for Losses on Receivables** Management makes estimates of the uncollectibility of its accounts and notes receivable portfolios. In determining the adequacy of the allowances, management analyzes the value of the collateral, customer financial statements, historical collection experience, aging of receivables and other economic and industry factors. It is possible that the accuracy of the estimation process could be materially impacted by different judgments as to collectibility based on the information considered and further deterioration of accounts.

**Reserves for Closed Properties** The Company maintains reserves for estimated losses on retail stores, distribution warehouses and other properties that are no longer being utilized in current operations. Calculating the estimated losses requires significant judgments and estimates to be made by management. The Company's reserves for closed properties could be materially affected by factors such as the extent of interested buyers, its ability to secure subleases, the creditworthiness of sublessees and the Company's success at negotiating early termination agreements with lessors. These factors are significantly dependent on the general health of the economy and resultant demand for commercial property. While management believes the current estimates of reserves on closed properties are adequate, it is possible that changes in events could cause changes in the Company's assumptions, requiring additional reserves to be recorded.

**Reserves for Self Insurance** The Company is primarily self-insured for workers' compensation and general and automobile liability costs. It is the Company's policy to record its self insurance liabilities based on claims filed and an estimate of claims incurred but not yet reported. Any projection of losses concerning workers' compensation and general and automobile liability is subject to a considerable degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

## Liquidity and Capital Resources

Net cash from operations was $786.7 million in fiscal 2002, $651.2 million in fiscal 2001 and $341.2 million in fiscal 2000. In the current year, activity in cash from operations primarily related to a reduction in receivables. In addition, fiscal 2002 cash from operations was impacted by a reduction in inventories which was more than offset by a decrease in payables. In fiscal 2001, activity in cash from operations also primarily related to a reduction in inventories that was partially offset by a decrease in payables.

Cash used in investing activities was $244.1 million in fiscal 2002, $380.4 million in fiscal 2001, and $534.5 million in fiscal 2000. The decrease in cash used in fiscal 2002 as compared to fiscal 2001 was primarily due to lower fixed asset purchases and higher proceeds from sales of assets primarily related to restructure activities. The decrease in cash used in investing activities in fiscal 2001 compared to fiscal 2000 was primarily due to the $443 million cash used for a portion of the Richfood acquisition in fiscal 2000, offset in part by proceeds from the sale of Hazelwood Farms Bakeries.

Cash used in financing activities was $540.8 million in fiscal 2002, compared with $271.4 million in fiscal 2001 and compared with cash provided by financing activities of $196.6 million in fiscal 2000. The increase in cash used in financing activities as compared to fiscal 2001 reflects higher debt reduction in fiscal 2002. In fiscal 2001, cash was used primarily to reduce long-term debt. In fiscal 2000, net new debt increased primarily due to debt incurred in connection with the acquisition of Richfood in August 1999. The Company used proceeds from the issuance of debt to finance the acquisition and repay indebtedness incurred or assumed in connection therewith.

Management expects that the Company will continue to replenish operating assets with internally generated funds. There can be no assurance, however, that the Company's business will continue to generate cash flow at current levels. The Company will continue to obtain short-term financing from its revolving credit agreements with various financial institutions, as well as through its accounts receivable securitization program. Long-term financing will be maintained through existing and new debt issuances. The Company's short-term and long-term financing abilities are believed to be adequate as a supplement to internally generated cash flows to fund its capital expenditures and acquisitions as opportunities arise. Maturities of debt issued will depend on management's views with respect to the relative attractiveness of interest rates at the time of issuance and other debt maturities.

The Company has revolving credit agreements with various financial institutions, which are available for general corporate purposes and for the issuance of letters of credit. A $400 million revolving credit agreement expires in October 2002 and a $300 million 364-day agreement expires in August 2002. Both credit facilities have rates tied to LIBOR plus 0.650 to 1.400 percent, based on the Company's credit ratings. Outstanding borrowings under the revolving credit facilities for February 23, 2002 and February 24, 2001 were $0 and $250 million, respectively and are reflected in Notes Payable on the consolidated balance sheet. As of February 23, 2002, letters of credit under the credit facilities were $122 million and the unused available credit under these facilities was $578 million.

In April 2002, the Company received commitments from various financial institutions for a new $650 million revolving credit agreement. The new credit facility is expected to be a three-year unsecured facility with rates tied to LIBOR plus 0.650 to 1.400 percent. The facility is expected to contain various financial covenants including ratios for fixed charge interest coverage, asset coverage and debt leverage, in addition to a minimum net worth covenant. This credit facility will replace the two existing credit facilities.

On August 16, 2001, the Company entered into an accounts receivable securitization program, under which the Company can borrow up to $200 million on a revolving basis, with borrowings secured by eligible accounts receivable. As of February 23, 2002, the Company had no borrowings outstanding under this program.

In November 2001, the Company sold zero-coupon convertible debentures having an aggregate principal amount at maturity of $811 million. The proceeds from the offering, net of approximately $5 million of expenses, were $208 million and were initially used to pay down notes payable and will later be used to retire a portion of the $300 million in debt maturing November 2002. The debentures mature in 30 years and are callable at the Company's option on or after October 1, 2006. Holders may require the Company to purchase all or a portion of their debentures on October 1, 2003, October 1, 2006, or October 1, 2011 at a purchase price equal to the accreted value of the debentures, which includes accrued and unpaid cash interest. The debentures will generally be convertible if the closing price of the Company's common stock on the New York Stock Exchange for twenty of the last thirty trading days of any fiscal quarter exceeds certain levels, set initially at $33.20 per share for the quarter ended February 23, 2002, and rising to $113.29 per share at September 6, 2031. In the event of conversion, 9.6434 shares of the Company's common stock will be issued per $1,000 debenture. The debentures have an initial yield to maturity of 4.5%, which is being accreted over the life of the debentures using the effective interest method.

SUPERVALU's capital budget for fiscal 2003, which includes capitalized leases, is projected at approximately $500 to $525 million, compared with actual spending of $388.7 million in fiscal 2002. The capital budget for 2003 anticipates cash spending of $420 to $445 million, in addition to $80 million budgeted for capital leases. Approximately $340 million of the fiscal 2003 budget has been identified for use in the Company's retail food business. The budget provides for approximately 10 to 15 new price superstores and approximately 150 to 170 new extreme value stores including the announced acquisition of 45 extreme value general merchandise stores. The balance of the fiscal 2003 capital budget relates to distribution maintenance capital and information technology related items. In addition, the Company will continue to support store development and financing for the Company's independent retailers. Certain retailer financing activities do not require new cash outlays because they are leases or guarantees. The capital budget does include amounts for projects which are subject to change and for which firm commitments have not been made.

Cash dividends declared during fiscal 2002, 2001 and 2000 totaled $0.5575 cents, $0.5475 cents, and $0.5375 cents per common share, respectively. The Company's dividend policy will continue to emphasize a high level of earnings retention for growth.

### Commitments, Contingencies and Off-Balance Sheet Arrangements

The Company has guaranteed mortgage loan and other debt obligations of $6.7 million. The Company has also guaranteed the leases and fixture financing loans of various retailers with a present value of $174.8 million and $33.7 million, respectively.

On December 4, 1998, the Company entered into an agreement to sell notes receivable to a special purpose entity, which qualifies to be accounted for as an unconsolidated subsidiary. The entity is designed to acquire qualifying notes receivable from the Company and sell them to a third party. No notes have been sold since February 29, 2000. Assets and related debt off-balance sheet were $27.0 million at February 23, 2002 and $46.4 million at February 24, 2001. At February 23, 2002, the Company's limited recourse with respect to notes sold was $12.1 million.

The Company is party to synthetic leasing programs for two of its major warehouses. The leases expire in fiscal 2004 and fiscal 2005 and may be renewed with the lessor's consent through fiscal 2009 and fiscal 2007, and have purchase options of $60 million and $25 million, respectively. At February 23, 2003, the estimated market value of the properties underlying these leases equaled or exceeded the purchase options. See further disclosure in the Company's footnote on Commitments, Contingencies and Off-Balance Sheet Arrangements.

The Company is a party to various legal proceedings arising from the normal course of business activities, none of which, in management's opinion, is expected to have a material adverse impact on the Company's consolidated statement of earnings or consolidated financial position.

The following table represents the Company's total commitments and total off-balance sheet arrangements at February 23, 2002.

| | | Amount of Commitment Expiration Per Period | | | |
|---|---|---|---|---|---|
| (In thousands) | Total Amount Committed | Fiscal 2003 | Fiscal 2004-2005 | Fiscal 2006-2007 | Thereafter |
| Commitments: | | | | | |
| Notes Payable | $ 27,465 | $ 27,465 | $ — | $ — | $ — |
| Debt | 1,668,694 | 326,266 | 472,154 | 135,938 | 734,336 |
| Capital and Deferred Financing Leases | 563,587 | 30,142 | 82,919 | 79,838 | 370,688 |
| Total Commitments | $2,259,746 | $383,873 | $555,073 | $215,776 | $1,105,024 |
| Off-Balance Sheet Arrangements: | | | | | |
| Retailer Loan and Lease Guarantees | $ 215,200 | $ 39,200 | $ 54,500 | $ 36,600 | $ 84,900 |
| Limited Recourse Liability on Notes Receivable | 12,100 | 2,000 | 4,300 | 3,600 | 2,200 |
| Purchase Options on Synthetic Leases | 85,000 | — | 85,000 | — | — |
| Operating Leases | 996,728 | 136,826 | 228,364 | 173,869 | 457,669 |
| Total Off-Balance Sheet Arrangements | $1,309,028 | $178,026 | $372,164 | $214,069 | $ 544,769 |

## Common Stock Price

SUPERVALU's common stock is listed on the New York Stock Exchange under the symbol SVU. At fiscal 2002 year end, there were 7,155 shareholders of record compared with 7,243 at the end of fiscal 2001.

| Fiscal | Common Stock Price Range | | | | Dividends Per Share | |
|---|---|---|---|---|---|---|
| | **2002** | | 2001 | | **2002** | 2001 |
| | **High** | **Low** | High | Low | | |
| First Quarter | **$16.46** | **$12.60** | $22.88 | $14.00 | **$0.1375** | $0.1350 |
| Second Quarter | **21.80** | **15.00** | 20.25 | 14.69 | **0.1400** | 0.1375 |
| Third Quarter | **24.10** | **18.81** | 18.19 | 14.00 | **0.1400** | 0.1375 |
| Fourth Quarter | **24.96** | **18.85** | 17.81 | 11.75 | **0.1400** | 0.1375 |
| Year | **$24.96** | **$12.60** | $22.88 | $11.75 | **$0.5575** | $0.5475 |

Dividend payment dates are on or about the 15th day of March, June, September and December, subject to the Board of Directors approval.

## New Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) approved Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001. For the Company, this amortization of existing goodwill will cease on February 24, 2002. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The adoption of SFAS No. 142 will result in the discontinuation of amortization of goodwill and goodwill will be tested for impairment under the new standard beginning in the first quarter of fiscal 2003. The Company has determined that discontinuing the amortization of goodwill will have a $0.35 per diluted share impact on earnings per share. The Company is currently measuring the impact of goodwill impairment and will complete this evaluation by the end of the first quarter of fiscal 2003.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company plans to adopt the provisions of SFAS No. 143 in the first quarter of fiscal 2004.

In August 2001, the FASB approved SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company plans to adopt the provisions of SFAS No. 144 in the first quarter of fiscal 2003. The Company is currently analyzing the effect SFAS No. 143 and SFAS No. 144 will have on its consolidated financial statements.

## Quantitative And Qualitative Disclosures About Market Risk

SUPERVALU is exposed to market pricing risk consisting of interest rate risk related to debt obligations outstanding, its investment in notes receivable and, from time to time, derivatives employed to hedge interest rate changes on variable and fixed rate debt. The Company does not use financial instruments or derivatives for any trading or other speculative purposes.

SUPERVALU manages interest rate risk through the strategic use of fixed and variable rate debt and, to a limited extent, derivative financial instruments. Variable interest rate debt (commercial paper, bank loans, industrial revenue bonds and other variable interest rate debt) is utilized to help maintain liquidity and finance business operations. Long-term debt with fixed interest rates is used to assist in managing debt maturities and to diversify sources of debt capital.

SUPERVALU carries notes receivable because, in the normal course of business, the Company makes long-term loans to certain retail customers (see "Notes Receivable" in the Notes to the Consolidated Financial Statements for further information). The notes generally bear fixed interest rates negotiated with each retail customer. The market value of the fixed rate notes is subject to change due to fluctuations in market interest rates. At February 23, 2002, the estimated fair value of notes receivable approximates the net carrying value.

The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates, including notes receivable and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For notes receivable, the table presents the expected collection of principal cash flows and weighted average interest rates by expected maturity dates.

## Summary of Financial Instruments

| | February 23, 2002 | | Aggregate maturities of principal by fiscal year | | | | | |
|---|---|---|---|---|---|---|---|---|
| (In millions, except rates) | Fair Value | Total | 2003 | 2004 | 2005 | 2006 | 2007 | Thereafter |
| Notes receivable | | | | | | | | |
| Principal receivable | **$ 92.7** | **$ 92.7** | $ 23.9 | $13.8 | $ 13.3 | $13.1 | $ 7.2 | $ 21.4 |
| Average rate receivable | | **8.7%** | 8.0% | 8.6% | 8.9% | 8.4% | 9.1% | 9.6% |
| Debt with variable interest rates | | | | | | | | |
| Principal payable | **$ 94.5** | **$ 94.5** | $ 24.0 | $ 8.0 | — | $ 2.4 | $ 2.6 | $ 57.5 |
| Average variable rate payable | | **1.6%** | 2.4% | 1.3% | — | 1.4% | 1.4% | 1.3% |
| Debt with fixed interest rates | | | | | | | | |
| Principal payable | **$1,662.5** | **$1,598.5** | $326.3 | $23.9 | $440.3 | $60.5 | $70.5 | $677.0 |
| Average fixed rate payable | | **7.6%** | 7.8% | 8.4% | 8.5% | 7.2% | 6.8% | 7.0% |

***Cautionary Statements for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995***

Any statements in this report regarding SUPERVALU's outlook for its businesses and their respective markets, such as projections of future performance, statements of management's plans and objectives, forecasts of market trends and other matters, are forward-looking statements based on management's assumptions and beliefs. Such statements may be identified by such words as "will likely result," "are expected to," "will continue," "outlook," "is anticipated," "estimate," "project," "management believes," or similar expressions. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements and no assurance can be given that the results in any forward-looking statement will be achieved. For these statements, SUPERVALU claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The following is a summary of certain factors, the results of which could cause SUPERVALU's future results to differ materially from those expressed or implied in any forward-looking statements contained in this report:

- competitive practices in the retail food and food distribution industries,
- the nature and extent of the consolidation of the retail food and food distribution industries,
- our ability to attract and retain customers for our food distribution business and to control food distribution costs,
- our ability to grow through acquisitions and assimilate acquired entities,
- general economic or political conditions that affect consumer buying habits generally or acts of terror directed at the food industry that affect consumer behavior,
- potential work disruptions from labor disputes or national emergencies,
- the timing and implementation of certain restructure activities we have announced, including our consolidation of certain distribution facilities and our disposition of under-performing stores and non-operating properties,
- the availability of favorable credit and trade terms, and
- other risk factors inherent in the retail food and food distribution industries.

These risks and uncertainties are set forth in further detail in Exhibit 99(i) to the Company's Annual Report on Form 10-K, for the year ended February 23, 2002. Any forward-looking statement speaks only as of the date on which such statement is made, and SUPERVALU undertakes no obligation to update such statement to reflect events or circumstances arising after such date..

# Consolidated Composition of Net Sales and Operating Earnings

| (In thousands, except percent data) | February 23, 2002 (52 weeks) | February 24, 2001 (52 weeks) | February 26, 2000 (52 weeks) |
|---|---|---|---|
| **Net sales** | | | |
| Retail food | **$ 9,549,068** | $ 9,353,992 | $ 8,069,767 |
| | **45.7%** | 40.3% | 39.7% |
| Food distribution | **11,359,454** | 13,840,287 | 12,269,312 |
| | **54.3%** | 59.7% | 60.3% |
| Total net sales | **$20,908,522** | $23,194,279 | $20,339,079 |
| | **100.0%** | 100.0% | 100.0% |
| **Operating earnings** | | | |
| Retail food | **$ 375,009** | $ 301,287 | $ 340,707 |
| Food distribution | **227,013** | 251,009 | 223,429 |
| General corporate expenses | **(39,245)** | (35,840) | (41,356) |
| Gain on sale of Hazelwood Farms Bakeries | **—** | — | 163,662 |
| Restructure and other charges | **(46,300)** | (171,264) | (103,596) |
| Total operating earnings | **516,477** | 345,192 | 582,846 |
| Interest expense, net | **(172,774)** | (190,835) | (135,392) |
| Earnings before income taxes | **$ 343,703** | $ 154,357 | $ 447,454 |
| **Identifiable assets** | | | |
| Retail food | **$ 3,127,110** | $ 3,098,916 | $ 3,077,134 |
| Food distribution | **2,683,486** | 3,247,172 | 3,408,866 |
| Corporate | **14,186** | 13,892 | 9,353 |
| Total | **$ 5,824,782** | $ 6,359,980 | $ 6,495,353 |
| **Depreciation and amortization** | | | |
| Retail food | **$ 177,585** | $ 173,418 | $ 149,574 |
| Food distribution | **160,718** | 167,253 | 124,161 |
| Corporate | **2,447** | 3,108 | 3,327 |
| Total | **$ 340,750** | $ 343,779 | $ 277,062 |
| **Capital expenditures** | | | |
| Retail food | **$ 310,738** | $ 347,540 | $ 352,428 |
| Food distribution | **74,860** | 158,591 | 180,968 |
| Corporate | **3,060** | 5,542 | 5,868 |
| Total | **$ 388,658** | $ 511,673 | $ 539,264 |

Reportable segment operating earnings were computed as total revenue less associated operating expenses.

Fiscal 2002 operating earnings reflect pre-tax charges of $12.5 million in retail food for store closing reserves.

Fiscal 2001 operating earnings reflect pre-tax charges of $44.5 million in retail food for store closing reserves and $24.3 million in food distribution for inventory markdowns and provisions for certain uncollectible receivables.

Identifiable assets are those assets of the Company directly associated with the reportable segments.

See notes to consolidated financial statements.

# Consolidated Statements of Earnings

| (In thousands, except per share data) | **February 23, 2002 (52 weeks)** | February 24, 2001 (52 weeks) | February 26, 2000 (52 weeks) |
|---|---|---|---|
| **Net sales** | **$20,908,522** | $23,194,279 | $20,339,079 |
| **Costs and expenses** | | | |
| Cost of sales | **18,307,974** | 20,635,564 | 18,111,296 |
| Selling and administrative expenses | **2,037,771** | 2,042,259 | 1,705,003 |
| Gain on sale of Hazelwood Farms Bakeries | **—** | — | (163,662) |
| Restructure and other charges | **46,300** | 171,264 | 103,596 |
| Interest | | | |
| Interest expense | **194,294** | 212,898 | 154,482 |
| Interest income | **21,520** | 22,063 | 19,090 |
| Interest expense, net | **172,774** | 190,835 | 135,392 |
| Total costs and expenses | **20,564,819** | 23,039,922 | 19,891,625 |
| **Earnings before income taxes** | **343,703** | 154,357 | 447,454 |
| **Provision for income taxes** | | | |
| Current | **61,808** | 110,872 | 225,554 |
| Deferred | **76,360** | (38,480) | (21,041) |
| Income tax expense | **138,168** | 72,392 | 204,513 |
| **Net earnings** | **$ 205,535** | $ 81,965 | $ 242,941 |
| Weighted average number of common shares outstanding | | | |
| Diluted | **133,978** | 132,829 | 130,090 |
| Basic | **132,940** | 132,251 | 129,162 |
| **Net earnings per common share – diluted** | **$ 1.53** | $ 0.62 | $ 1.87 |
| **Net earnings per common share – basic** | **$ 1.55** | $ 0.62 | $ 1.88 |

See notes to consolidated financial statements.

# Consolidated Balance Sheets

| (In thousands, except per share data) | February 23, 2002 | February 24, 2001 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash and cash equivalents | **$ 12,171** | $ 10,396 |
| Receivables, less allowance for losses of $22,941 in 2002 and $22,750 in 2001 | **467,790** | 591,077 |
| Inventories | **1,046,036** | 1,350,061 |
| Other current assets | **78,030** | 101,104 |
| **Total current assets** | **1,604,027** | 2,052,638 |
| Long-term notes receivable, less allowance for losses of $18,876 in 2002 and $18,449 in 2001 | **68,774** | 79,196 |
| Long-term investment in direct financing leases | **68,552** | 74,038 |
| Property, plant and equipment | | |
| Land | **172,385** | 166,505 |
| Buildings | **1,128,882** | 1,051,027 |
| Property under construction | **51,977** | 57,631 |
| Leasehold improvements | **285,842** | 286,316 |
| Equipment | **1,603,890** | 1,645,641 |
| Assets under capital leases | **546,289** | 556,902 |
| | **3,789,265** | 3,764,022 |
| Less accumulated depreciation and amortization | | |
| Owned property, plant and equipment | **1,460,541** | 1,416,538 |
| Assets under capital leases | **120,091** | 114,690 |
| **Net property, plant and equipment** | **2,208,633** | 2,232,794 |
| Goodwill | **1,531,312** | 1,576,780 |
| Other assets | **343,484** | 344,534 |
| Total assets | **$5,824,782** | $6,359,980 |
| **Liabilities and Stockholders' Equity** | | |
| **Current Liabilities** | | |
| Notes payable | **$ 27,465** | $ 579,039 |
| Accounts payable | **1,013,140** | 1,396,011 |
| Accrued vacation, compensation and benefits | **148,179** | 119,960 |
| Current maturities of long-term debt | **326,266** | 23,171 |
| Current obligations under capital leases | **30,142** | 31,497 |
| Other current liabilities | **156,297** | 158,646 |
| **Total current liabilities** | **1,701,489** | 2,308,324 |
| **Long-term debt** | **1,342,428** | 1,444,376 |
| **Long-term obligations under capital leases** | **533,445** | 564,098 |
| **Deferred income taxes** | **79,750** | 15,310 |
| **Other liabilities** | **250,977** | 234,377 |
| **Commitments and contingencies** | | |
| **Stockholders' equity** | | |
| Common stock, $1.00 par value: Authorized 200,000 shares | | |
| Shares issued, 150,670 in 2002 and 2001 | **150,670** | 150,670 |
| Capital in excess of par value | **121,444** | 128,492 |
| Other comprehensive loss | **(7,075)** | — |
| Retained earnings | **1,987,539** | 1,856,433 |
| Treasury stock, at cost, shares 17,781 in 2002 and 18,296 in 2001 | **(335,885)** | (342,100) |
| **Total stockholders' equity** | **1,916,693** | 1,793,495 |
| **Total liabilities and stockholders' equity** | **$5,824,782** | $6,359,980 |

See notes to consolidated financial statements.

# Consolidated Statements of Stockholders' Equity

| (In thousands, except per share data) | Preferred Stock Shares | Preferred Stock Amount | Common Stock Shares | Common Stock Amount | Capital in Excess of Par Value | Treasury Stock Shares | Treasury Stock Amount | Accumulated Other Comprehensive Loss | Retained Earnings | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| **Balances at February 27, 1999** | 6 | $ 5,908 | 150,670 | $150,670 | $ — | (30,561) | $(524,321) | $ — | $1,673,382 | $1,305,639 |
| Net earnings | — | — | — | — | — | — | — | — | 242,941 | 242,941 |
| Sales of common stock under option plans | — | — | — | — | (5,181) | 377 | 10,738 | — | — | 5,557 |
| Cash dividends declared on common stock – $0.5375 per share | — | — | — | — | — | — | — | — | (68,952) | (68,952) |
| Compensation under employee incentive plans | — | — | — | — | (1,802) | 395 | 9,408 | — | — | 7,606 |
| Treasury shares exchanged for acquisitions | — | — | — | — | 139,209 | 20,449 | 318,293 | — | — | 457,502 |
| Redemption of preferred stock | (6) | (5,908) | — | — | — | — | — | — | — | (5,908) |
| Purchase of shares for treasury | — | — | — | — | — | (6,668) | (122,906) | — | — | (122,906) |
| **Balances at February 26, 2000** | — | — | 150,670 | 150,670 | 132,226 | (16,008) | (308,788) | — | 1,847,371 | 1,821,479 |
| Net earnings | — | — | — | — | — | — | — | — | 81,965 | 81,965 |
| Sales of common stock under option plans | — | — | — | — | (3,538) | 279 | 7,095 | — | — | 3,557 |
| Cash dividends declared on common stock – $0.5475 per share | — | — | — | — | — | — | — | — | (72,903) | (72,903) |
| Compensation under employee incentive plans | — | — | — | — | (196) | 366 | 8,271 | — | — | 8,075 |
| Purchase of shares for treasury | — | — | — | — | — | (2,933) | (48,678) | — | — | (48,678) |
| **Balances at February 24, 2001** | — | — | 150,670 | 150,670 | 128,492 | (18,296) | (342,100) | — | 1,856,433 | 1,793,495 |
| Net earnings | — | — | — | — | — | — | — | — | 205,535 | 205,535 |
| Sales of common stock under option plans | — | — | — | — | (2,103) | 1,401 | 28,005 | — | — | 25,902 |
| Cash dividends declared on common stock – $0.5575 per share | — | — | — | — | — | — | — | — | (74,429) | (74,429) |
| Compensation under employee incentive plans | — | — | — | — | (4,945) | 576 | 10,293 | — | — | 5,348 |
| Other comprehensive loss | — | — | — | — | — | — | — | (7,075) | — | (7,075) |
| Purchase of shares for treasury | — | — | — | — | — | (1,462) | (32,083) | — | — | (32,083) |
| **Balances at February 23, 2002** | **—** | **$ —** | **150,670** | **$150,670** | **$121,444** | **(17,781)** | **$(335,885)** | **$(7,075)** | **$1,987,539** | **$1,916,693** |

See notes to consolidated financial statements.

# Consolidated Statements of Cash Flows

| (In thousands) | **February 23, 2002 (52 weeks)** | February 24, 2001 (52 weeks) | February 26, 2000 (52 weeks) |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net earnings | **$ 205,535** | $ 81,965 | $ 242,941 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Depreciation and amortization | **340,750** | 343,779 | 277,062 |
| LIFO expense | **143** | 4,991 | 8,253 |
| Provision for losses on receivables | **19,898** | 23,107 | 9,895 |
| Gain on sale of Hazelwood Farms Bakeries | **—** | — | (163,662) |
| Restructure and other charges | **46,300** | 171,264 | 103,596 |
| Deferred income taxes | **76,360** | (38,480) | (21,041) |
| Other adjustments, net | **1,382** | 829 | 2,032 |
| Changes in assets and liabilities, excluding effect from acquisitions: | | | |
| Receivables | **103,389** | (43,582) | (58,887) |
| Inventories | **304,779** | 135,402 | (195,192) |
| Accounts payable | **(349,463)** | (66,824) | 61,997 |
| Other assets and liabilities | **37,629** | 38,774 | 74,178 |
| **Net cash provided by operating activities** | **786,702** | 651,225 | 341,172 |
| **Cash flows from investing activities** | | | |
| Additions to long-term notes receivable | **(37,372)** | (69,875) | (55,162) |
| Proceeds received on long-term notes receivable | **47,794** | 69,439 | 52,101 |
| Proceeds from sale of assets | **89,504** | 48,179 | 374,714 |
| Purchase of property, plant and equipment | **(292,927)** | (397,715) | (407,947) |
| Business acquisitions, net of cash acquired | **—** | — | (480,502) |
| Other investing activities | **(51,093)** | (30,389) | (17,704) |
| **Net cash used in investing activities** | **(244,094)** | (380,361) | (534,500) |
| **Cash flows from financing activities** | | | |
| Net (decrease) increase in checks outstanding, net of deposits | **(77,764)** | (13,537) | 23,529 |
| Net (reduction) issuance of short-term notes payable | **(551,574)** | 2,526 | 472,670 |
| Proceeds from issuance of long-term debt | **218,014** | 60,000 | 594,485 |
| Repayment of long-term debt | **(16,867)** | (171,692) | (672,303) |
| Reduction of obligations under capital leases | **(25,988)** | (28,220) | (28,376) |
| Net proceeds from the sale of common stock under option plans | **19,453** | 457 | 2,381 |
| Redemption of preferred stock | **—** | — | (5,908) |
| Dividends paid | **(74,024)** | (72,244) | (66,932) |
| Payment for purchase of treasury stock | **(32,083)** | (48,678) | (122,906) |
| **Net cash (used in) provided by financing activities** | **(540,833)** | (271,388) | 196,640 |
| Net increase (decrease) in cash and cash equivalents | **1,775** | (524) | 3,312 |
| Cash and cash equivalents at beginning of year | **10,396** | 10,920 | 7,608 |
| **Cash and cash equivalents at end of year** | **$ 12,171** | $ 10,396 | $ 10,920 |
| **Supplemental Cash Flow Information** | | | |
| The Company's non-cash investing and financing activities were as follows: | | | |
| Leased asset additions and related obligations | **$ 95,730** | $ 113,958 | $ 131,316 |
| Acquisitions: | | | |
| Fair value of assets acquired | **$ —** | $ — | $1,951,004 |
| Cash paid | **—** | — | 481,861 |
| Common stock issued | **—** | — | 457,502 |
| Liabilities assumed | **—** | — | 1,011,641 |
| Interest paid | **$ 184,719** | $ 213,572 | $ 138,415 |
| Income taxes paid | **$ 102,123** | $ 75,266 | $ 245,177 |

See notes to consolidated financial statements.

# Notes to Consolidated Financial Statements

## Summary of Significant Accounting Policies

**Principles of Consolidation** The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

**Revenue and Income Recognition** Revenues and income from product sales are recognized at the point of sale for retail food and upon shipment of the product for food distribution. Revenues and income from services rendered are recognized immediately after such services have been provided.

**Allowances for Losses on Receivables** Management makes estimates of the uncollectibility of its accounts and notes receivable portfolios. In determining the adequacy of its allowances, management analyzes the value of the collateral, customer financial statements, historical collection experience, aging of receivables and other economic and industry factors. It is possible that the accuracy of the estimation process could be materially impacted by different judgments as to collectibility based on the information considered and further deterioration of accounts.

**Reserves for Closed Properties** The Company maintains reserves for estimated losses on retail stores, distribution warehouses and other properties that are no longer being utilized in current operations. Calculating the estimated losses requires significant judgments and estimates to be made by management. The Company's reserves for closed properties could be materially affected by factors such as the extent of interested buyers, its ability to secure subleases, the creditworthiness of sublessees and the Company's success at negotiating early termination agreements with lessors. These factors are significantly dependent on the general health of the economy and resultant demand for commercial property. While management believes the current estimates of reserves on closed properties are adequate, it is possible that changes in events could cause changes in the Company's assumptions, requiring additional reserves to be recorded.

**LIFO and Retail Inventory Method** Inventories are stated at the lower of cost or market. Cost is determined through use of the last-in, first-out (LIFO) method for food distribution or the retail LIFO method, as applicable. Under the retail LIFO method, otherwise referred to as the retail inventory method (RIM), the valuation of inventories are at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. The Company utilizes LIFO or the retail LIFO method to value approximately 69.8 percent and 75.5 percent of the Company's consolidated inventories for fiscal 2002 and 2001, respectively. The first-in, first-out method (FIFO) is used to determine cost for some of the remaining highly consumable inventories. Market is replacement value. If the FIFO method had been used to determine cost of inventories for which the LIFO method is used, the Company's inventories would have been higher by approximately $140.8 million at February 23, 2002 and $140.6 million at February 24, 2001.

**Reserves for Self Insurance** The company is primarily self-insured for workers' compensation and general and automobile liability costs. It is the Company's policy to record its self insurance liabilities based on claims filed and an estimate of claims incurred but not yet reported. Any projection of losses concerning workers' compensation and general and automobile liability is subject to a considerable degree of variability. Among the causes of the variability are unpredictable external factors affecting future inflation rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

**Property, Plant and Equipment** Property, plant and equipment are carried at cost. Depreciation, as well as amortization of assets under capital leases, are based on the estimated useful lives of the assets using the straight-line method. Estimated useful lives generally are 10 to 40 years for buildings and major improvements, 3 to 10 years for equipment, and the shorter of the term of the lease or expected life for leasehold improvements. Interest on property under construction of $5.7, $8.1 and $4.8 million was capitalized in fiscal years 2002, 2001 and 2000, respectively.

**Goodwill and Other Intangible Assets** Under existing accounting rules, goodwill and other intangible assets are amortized on a straight-line basis over an estimated useful life, or if no useful life is determinable, over a period no greater than 40 years. Through fiscal 2002, the recoverability of goodwill is assessed by determining whether the goodwill balance can be recovered through projected undiscounted cash flows and operating results over its remaining life. Impairment of the asset would be recognized when it is probable that such future undiscounted cash flows will be less than the carrying value of the asset. Goodwill is shown net of accumulated amortization of $218.5 million and $171.3 million in fiscal 2002 and 2001, respectively.

In fiscal 2003, SFAS No. 142, "Goodwill and Other Intangible Assets" will become effective for the Company and as a result, the Company will cease to amortize goodwill and other intangibles deemed to have indefinite lives. In lieu of amortization, the Company is required to perform an initial impairment review of its goodwill and other intangibles in fiscal 2003 and an annual impairment review thereafter. The Company expects to complete its initial review prior to the end of the first quarter of fiscal 2003. Other intangible assets with determinable lives will continue to be amortized over their respective useful lives and will also be subject to annual impairment testing based on estimated fair value.

**Retirement Plans** The Company sponsors pension and other retirement plans in various forms covering substantially all employees who meet eligibility requirements. The determination of the obligation and expense for these plans is dependent on management's selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in the Retirement Plans footnote to the consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets, and rates of increases in compensation and healthcare costs. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, and longer or shorter life spans of participants.

**Financial Instruments** The Company has only limited involvement with derivative financial instruments and uses them only to manage well-defined interest rate risks. The derivatives used have included interest rate caps, collars and swap agreements. The Company does not use financial instruments or derivatives for any trading or other speculative purposes. At fiscal year end 2001, the Company had two interest rate swap agreements in place which either exchanged a floating rate payment obligation for a fixed rate payment obligation, or exchanged a fixed rate payment obligation for a floating rate payment obligation.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," became effective for the Company on February 25, 2001. At that date, the Company's interest rate swap agreements were recorded on its balance sheet at fair value, resulting in recognition of a liability of $23.5 million, a non-current asset of $10.8 million, a debit to other comprehensive loss of $7.7 million, and a deferred tax liability of $5.0 million. On July 6, 2001, the swaps were terminated, which had no material impact to the Company's consolidated financial statements.

**Fair Value Disclosures of Financial Instruments** The estimated fair value of notes receivable approximates the net carrying value at February 23, 2002 and February 24, 2001. Notes receivable are valued based on comparisons to publicly traded debt instruments of similar credit quality.

The estimated fair market value of the Company's long-term debt (including current maturities) was in excess of the carrying value by approximately $64.0 million at February 23, 2002, and was less than the carrying value by approximately $43.3 million at February 24, 2001. The estimated fair value was based on market quotes, where available, discounted cash flows and market yields for similar instruments. The estimated fair market value of the Company's commercial paper and bank borrowings outstanding as of February 24, 2001 approximated the carrying value.

**Advertising Costs** Advertising costs are expensed as incurred.

**Stock-based Compensation** The Company uses the "intrinsic value-based method" for measuring the cost of compensation paid in Company common stock. This method defines the Company's cost as the excess of the stock's market value at the time of the grant over the amount that the employee is required to pay.

**Net Earnings Per Share** Basic earnings per share (EPS) is calculated using income available to common shareholders divided by the weighted average of common shares outstanding during the year. Diluted EPS is similar to Basic EPS except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been exercised.

**Use of Estimates** The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Reclassifications** Certain reclassifications have been made to the prior year's financial statements to conform to the fiscal 2002 presentation. These reclassifications did not affect results of operations previously reported.

## Richfood Acquisition

On August 31, 1999, the Company acquired, in a merger, all of the outstanding common stock of Richfood Holdings, Inc. (Richfood), a major food retailer and distributor operating primarily in the Mid-Atlantic region of the United States. The acquisition was accounted for as a purchase. The Company issued approximately 19.7 million shares of SUPERVALU common stock with a market value of approximately $443 million, paid $443 million in cash for the common stock of Richfood and assumed approximately $685 million of debt in conjunction with the acquisition. In addition, the Company repaid approximately $394 million of outstanding Richfood debt, leaving approximately $291 million outstanding immediately after the acquisition. The allocation of the consideration paid for Richfood to the consolidated assets and liabilities is based on estimates of their respective fair values. The excess of the purchase price over the fair value of net assets acquired of approximately $1.1 billion is being amortized on a straight-line basis over 40 years. Beginning in fiscal 2003, goodwill will no longer be amortized and will instead be periodically evaluated for impairment. The results of Richfood's operations since August 31, 1999 have been included in the Company's consolidated financial statements.

Unaudited pro forma consolidated results of continuing operations, as though the companies had been combined at the beginning of the periods presented, are as follows:

| (In thousands, except per share data) | 2000 |
|---|---|
| Net sales | $22,309,061 |
| Net earnings | $ 261,406 [a] |
| Net earnings per common share – diluted | $ 1.87 [a] |

(a) Amounts include a net gain of $10.9 million or $0.08 per diluted share from the gain on the sale of Hazelwood Farms Bakeries and from restructure charges.

### Restructure and Other Charges

In the fourth quarter of fiscal 2002, the Company identified additional efforts that will allow it to extend its distribution efficiency program begun early in fiscal 2001 and adjusted prior years' restructure reserves for changes in estimates primarily related to real estate as a result of a softening real estate market. The additional distribution efficiency initiatives identified in fiscal 2002 primarily relate to personnel reductions in transportation and administrative functions. The total pre-tax restructure charges were $46.3 million, of which $16.3 million is related to additional efficiency efforts, $17.8 million is related to changes in estimates for the fiscal 2001 restructure reserve and $12.2 million is related to changes in estimates for the fiscal 2000 restructure reserve.

Included in the $16.3 million of restructure charges for fiscal 2002 is $13.1 million related to severance and employee related costs and $3.2 million related to lease cancellation fees. These actions include a net approximately 800 employees throughout the organization. Management will begin the initiatives in fiscal 2003 and expects the majority of these actions to be completed by the end of fiscal 2003.

In the fourth quarter of fiscal 2001, the Company recorded pre-tax restructure charges of $171.3 million including $89.7 million for asset impairment charges, $52.1 million for lease subsidies, lease cancellation fees, future payments on exited leased facilities and guarantee obligations and $39.8 million for severance and employee related costs, offset by a reduction in the fiscal 2000 restructure reserve of $10.3 million for lease subsidies and future payments on exited leased facilities. As a result of changes in estimates in fiscal 2002, the fiscal 2001 charges were increased by $17.8 million, including $19.1 million for increased lease liabilities in exiting the non-core retail markets and the disposal of non-core assets, offset by a net decrease of $1.3 million in restructure reserves for the consolidation of distribution centers.

Details of the fiscal 2001 restructure balances for fiscal 2002 follow:

| (In thousands, except for employees) | Balance February 24, 2001 | Fiscal 2002 Usage | Fiscal 2002 Adjustment | Balance February 23, 2002 |
|---|---|---|---|---|
| Consolidation of distribution centers | $41,499 | $14,134 | $ (1,303) | $ 26,062 |
| Exit of non-core retail markets | 33,735 | 26,829 | 15,235 | 22,141 |
| Disposal of non-core assets and other administrative reductions | 16,619 | 12,782 | 3,911 | 7,748 |
| Total restructure and other charges | $91,853 | $53,745 | $17,843 | $ 55,951 |
| Employees | 4,500 | 3,200 | (550) | 750 |

The reserve at the end of fiscal 2002 for fiscal 2001 restructure charges was $56.0 million, including $50.0 million for lease subsidies, lease terminations and future payments on exited leased facilities and $6.0 million for employee related costs.

In fiscal 2000, the Company recorded pre-tax restructure and other charges of $103.6 million as a result of an extensive review to reduce costs and enhance efficiencies. The restructure charges included costs for facility consolidation, non-core store disposal, and rationalization of redundant and certain decentralized administrative functions. The original amount was reduced by $10.3 million in fiscal 2001, primarily for a change in estimate for the closure of a remaining facility. The amount was subsequently increased $12.2 million in fiscal 2002, primarily due to the softening real estate market.

Details of the fiscal 2000 restructure balances for fiscal 2002 follow:

| (In thousands, except for employees) | Balance February 24, 2001 | Fiscal 2002 Usage | Fiscal 2002 Adjustment | Balance February 23, 2002 |
|---|---|---|---|---|
| Facility consolidation | $11,472 | $ 8,481 | $10,247 | $13,238 |
| Non-core store disposal | 4,404 | 2,754 | 2,961 | 4,611 |
| Infrastructure realignment | 1,980 | 854 | (984) | 142 |
| Total restructure and other charges | $17,856 | $12,089 | $12,224 | $17,991 |
| Employees | 463 | 463 | — | — |

The reserve at the end of fiscal 2002 for fiscal 2000 restructure charges was $18.0 million, including $14.9 million for future payments on exited leased facilities and $3.1 million for unpaid employee benefits.

## Notes Receivable

Notes receivable arise from financing activities with affiliated retail food customers. Loans to affiliated retailers, as well as trade accounts receivable, are primarily collateralized by the retailers' inventory, equipment and fixtures. The notes range in length from 1 to 20 years with an average term of 7 years, and may be non-interest bearing or bear interest at rates ranging from 5 to 11 percent.

Included in current receivables are notes receivable due within one year, net of allowance for losses, of $23.9 and $25.1 million at February 23, 2002 and February 24, 2001, respectively

## Debt

| (in thousands) | February 23, 2002 | February 24, 2001 |
|---|---|---|
| 7.8% promissory note due fiscal 2003 | **$ 300,000** | $ 300,000 |
| 7.625% promissory note due fiscal 2005 | **250,000** | 250,000 |
| 7.875% promissory note due fiscal 2010 | **350,000** | 350,000 |
| 8.875% promissory note due fiscal 2023 | **100,000** | 100,000 |
| 9.75% senior notes, $168,850 face amount due fiscal 2005 | **174,098** | 178,111 |
| 6.23% – 6.69% medium-term notes due fiscal 2006 – 2007 | **103,500** | 103,500 |
| Zero-coupon convertible debentures | **216,345** | — |
| Variable rate to 7.125% industrial revenue bonds | **71,530** | 74,526 |
| 8.28% – 9.96% promissory notes due fiscal 2004 – 2010 | **32,420** | 37,648 |
| 7.78%, 8.02%, and 8.57% obligations with quarterly payments of principal and interest due fiscal 2005 through 2007 | **59,845** | 60,000 |
| Other debt | **10,956** | 13,762 |
| | **1,668,694** | 1,467,547 |
| Less current maturities | **326,266** | 23,171 |
| Long-term debt | **$1,342,428** | $1,444,376 |

Aggregate maturities of long-term debt during the next five fiscal years are:

| (In thousands) | |
|---|---|
| 2003 | $326,266 |
| 2004 | 31,857 |
| 2005 | 440,297 |
| 2006 | 62,826 |
| 2007 | 73,112 |

The debt agreements contain various financial covenants including maximum permitted leverage, minimum coverage and asset coverage ratios as defined in the Company's debt agreements. The Company has met the financial covenants under the debt agreements as of February 23, 2002.

On February 28, 2000, the Company exercised its option to prepay $88.5 million of variable rate debt. Also during fiscal year 2001, $57.5 million in medium term notes matured. On December 26, 2000 and February 23, 2001, the Company issued $40 million and $20 million of five year debt with quarterly payments of principal and interest at 7.78% and 8.02%, respectively. On May 30, 2001, the Company issued $10 million of five-year debt with quarterly payments of principal and interest at 8.57%. The proceeds from these issuances were used to reduce other short-term debt.

On August 16, 2001, the Company entered into an accounts receivable securitization program, under which the Company can borrow up to $200 million on a revolving basis, with borrowings secured by eligible accounts receivable. As of February 23, 2002, the Company had no borrowings outstanding under this program.

In November 2001, the Company sold zero-coupon convertible debentures having an aggregate principal amount at maturity of $811 million. The proceeds from the offering, net of approximately $5 million of expenses, were $208 million. The debentures mature in 30 years and are callable at the Company's option on or after October 1, 2006. Holders may require the Company to purchase all or a portion of their debentures on October 1, 2003, October 1, 2006, or October 1, 2011 at a purchase price equal to the accreted value of the debentures, which includes accrued and unpaid cash interest. The debentures will generally be convertible if the closing price of the Company's common stock on the New York Stock Exchange for twenty of the last thirty trading days of any fiscal quarter exceeds certain levels, set initially at $33.20 per share for the quarter ended February 23, 2002 and rising to $113.29 per share at September 6, 2031. In the event of conversion, 9.6434 shares of the Company's common stock will be issued per $1,000 debenture. The debentures have an initial yield to maturity of 4.5%, which is being accreted over the life of the debentures using the effective interest method. The Company may pay contingent cash interest for the six-month period commencing November 3, 2006 and for any six-month period thereafter if the average market price of the debentures for a five trading day measurement period preceding the applicable six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for the debentures.

The Company has periodically entered into short-term credit agreements having tenors of three to nine months. The Company had $215 million in credit facilities under such agreements with rates tied to LIBOR plus 0.310 to 0.515 percent at February 24, 2001. There were no borrowings outstanding under these credit facilities at February 24, 2001. As of February 23, 2002 and February 24, 2001, total commercial paper outstanding was $0 and $327 million, respectively, with a weighted average interest rate of 6.4 percent at February 24, 2001.

The Company has entered into revolving credit agreements with various financial institutions, which are available for general corporate purposes and for the issuance of letters of credit. A $400 million revolving credit agreement expires in October 2002 and a $300 million 364-day agreement expires in August 2002. Both credit facilities have rates tied to LIBOR plus 0.650 to 1.400 percent, based on the Company's credit ratings. Outstanding borrowings under the revolving credit facilities for February 23, 2002 and February 24, 2001 were $0 and $250 million, respectively, and are reflected in Notes Payable on the consolidated balance sheet. As of February 23, 2002, letters of credit under the facilities were $122 and the unused available credit under these facilities was $578 million.

### Leases

**Capital and operating leases** The Company leases certain retail food stores, food distribution warehouses and office facilities. Many of these leases include renewal options, and to a limited extent, include options to purchase. Amortization of assets under capital leases was $31.6, $33.3 and $27.0 million in fiscal 2002, 2001 and 2000, respectively.

Future minimum obligations under capital leases in effect at February 23, 2002 are as follows:

| (In thousands) Fiscal Year | Lease Obligations |
|---|---|
| 2003 | $ 64,265 |
| 2004 | 63,251 |
| 2005 | 62,872 |
| 2006 | 61,877 |
| 2007 | 62,196 |
| Later | 618,941 |
| Total future minimum obligations | 933,402 |
| Less interest | 443,226 |
| Present value of net future minimum obligations | 490,176 |
| Less current obligations | 23,062 |
| Long-term obligations | $467,114 |

The present values of future minimum obligations shown are calculated based on interest rates ranging from 6.7 percent to 13.8 percent, with a weighted average rate of 8.3 percent, determined to be applicable at the inception of the leases.

In addition to its capital leases, the Company is obligated under operating leases, primarily for buildings, warehouses and computer equipment. Future minimum obligations under operating leases in effect at February 23, 2002 are as follows:

| (In thousands) Fiscal Year | Lease Obligations |
|---|---|
| 2003 | $136,826 |
| 2004 | 122,144 |
| 2005 | 106,220 |
| 2006 | 91,884 |
| 2007 | 81,985 |
| Later | 457,669 |
| Total future minimum obligations | $996,728 |

The Company is party to synthetic leasing programs for two of its major warehouses. The leases qualify for operating lease accounting treatment under SFAS No. 13, "Accounting for Leases". For additional information on synthetic leases, refer to the footnote on Commitments, Contingencies and Off-Balance Sheet Arrangements.

Total rent expense, net of sublease income, relating to all operating leases with terms greater than one year was $100.7, $88.4 and $61.5 million in fiscal 2002, 2001 and 2000, respectively.

Future minimum receivables under operating leases and subleases in effect at February 23, 2002 are as follows:

| (In thousands) Fiscal Year | Owned Property | Leased Property | Total |
|---|---|---|---|
| 2003 | $ 2,893 | $20,110 | $ 23,003 |
| 2004 | 2,714 | 16,523 | 19,237 |
| 2005 | 2,620 | 13,815 | 16,435 |
| 2006 | 2,338 | 10,705 | 13,043 |
| 2007 | 2,158 | 8,459 | 10,617 |
| Later | 10,703 | 27,626 | 38,329 |
| Total future minimum receivables | $23,426 | $97,238 | $120,664 |

Owned property under operating leases is as follows:

| (In thousands) | **February 23, 2002** | February 24, 2001 |
|---|---|---|
| Land, buildings and equipment | **$42,343** | $44,946 |
| Less accumulated depreciation | **19,435** | 20,911 |
| Net land, buildings and equipment | **$22,908** | $24,035 |

**Direct financing leases:** Under direct financing capital leases, the Company leases buildings on behalf of independent retailers with terms ranging from 5 to 20 years. Future minimum rentals to be received under direct financing leases and related future minimum obligations under capital leases in effect at February 23, 2002 are as follows:

| (In thousands) Fiscal Year | Direct Financing Lease Receivables | Capital Lease Obligations |
|---|---|---|
| 2003 | $ 12,821 | $ 12,714 |
| 2004 | 11,748 | 11,706 |
| 2005 | 10,794 | 10,771 |
| 2006 | 10,046 | 10,025 |
| 2007 | 9,407 | 9,511 |
| Later | 57,366 | 56,494 |
| Total minimum lease payments | 112,182 | 111,221 |
| Less unearned income | 36,670 | — |
| Less interest | — | 37,810 |
| Present value of net minimum lease payments | 75,512 | 73,411 |
| Less current portion | 6,960 | 7,080 |
| Long-term portion | $ 68,552 | $ 66,331 |

## Income Taxes

The provision for income taxes consists of the following:

| (In thousands) | **2002** | 2001 | 2000 |
|---|---|---|---|
| Current | | | |
| Federal | **$ 54,034** | $96,022 | $187,788 |
| State | **8,524** | 15,450 | 38,245 |
| Tax credits | **(750)** | (600) | (479) |
| Deferred | | | |
| Restructure and other items | **18,590** | (63,452) | (31,678) |
| Other | **57,770** | 24,972 | 10,637 |
| Total provision | **$138,168** | $72,392 | $204,513 |

The difference between the actual tax provision and the tax provision computed by applying the statutory federal income tax rate to earnings before taxes is attributable to the following:

| (In thousands) | **2002** | 2001 | 2000 |
|---|---|---|---|
| Federal taxes based on statutory rate | **$120,296** | $54,025 | $156,609 |
| State income taxes, net of federal benefit | **11,961** | 5,267 | 19,196 |
| Nondeductible goodwill | **15,439** | 22,354 | 11,118 |
| Asset sale basis difference | **—** | — | 24,238 |
| Audit settlements | **(4,583)** | (6,539) | — |
| Other | **(4,945)** | (2,715) | (6,648) |
| Total provision | **$138,168** | $72,392 | $204,513 |

Temporary differences which give rise to significant portions of the net deferred tax asset (liability) as of February 23, 2002 and February 24, 2001 are as follows:

| (In thousands) | **2002** | 2001 |
|---|---|---|
| Deferred tax assets: | | |
| Restructure and other items | **$ 90,207** | $ 108,797 |
| Net operating loss from acquired subsidiaries | **42,131** | 48,193 |
| Provision for obligations to be settled in future periods | **133,013** | 133,647 |
| Inventories | **11,062** | 14,175 |
| Other | **25,127** | 31,022 |
| Total deferred tax assets | **301,540** | 335,834 |
| Deferred tax liabilities: | | |
| Depreciation and amortization | **(76,381)** | (76,181) |
| Acquired assets adjustment to fair values | **(54,842)** | (48,439) |
| Tax deductions for benefits to be paid in future periods | **(145,086)** | (114,574) |
| Other | **(71,994)** | (67,043) |
| Total deferred tax liabilities | **(348,303)** | (306,237) |
| Net deferred tax (liability) asset | **$ (46,763)** | $ 29,597 |

The Company currently has net operating loss (NOL) carryforwards from acquired companies of $104.1 million for tax purposes, which expire beginning in 2005 and continuing through 2018.

Temporary differences attributable to obligations to be settled in future periods consist primarily of accrued post-retirement benefits and vacation pay, and other expenses that are not deductible for income tax purposes until paid.

## Stock Option Plans

The Company's 1997, 1993 and SUPERVALU/Richfood 1996 stock option plans allow the granting of non-qualified stock options and incentive stock options to key salaried executive employees at prices not less than 100 percent of fair market value, determined by averaging the open and close price on the date of grant. The Company's 1983 plan no longer allows granting of stock options, but outstanding options remain to be exercised. On August 31, 1999 the Company acquired Richfood, and in connection therewith assumed all outstanding options and shares available for grant related to existing Richfood stock option plans, based on the exchange factor set forth in the merger agreement. In February 2000, the Board of Directors reserved an additional 3.0 million shares for issuance under stock option plans. The plans provide that the Board of Directors or the Executive Personnel and Compensation Committee of the Board (the Committee) may determine at the time of granting whether each option granted will be a non-qualified or incentive stock option under the Internal Revenue Code.

The term of each option will be determined by the Board of Directors or the Committee, but shall not be for more than 10 years from the date of grant. Options may be exercised in installments or otherwise, as the Board of Directors or the Committee, may determine.

Changes in the options are as follows:

| | Shares (In thousands) | Weighted Average Price per Share |
|---|---|---|
| Outstanding, February 27, 1999 | 7,916 | $18.26 |
| Richfood acquisition | 1,030 | 24.30 |
| Granted | 3,458 | 28.73 |
| Exercised | (562) | 14.76 |
| Canceled and forfeited | (100) | |
| Outstanding, February 26, 2000 | 11,742 | $22.01 |
| Granted | 4,243 | 15.15 |
| Exercised | (509) | 15.72 |
| Canceled and forfeited | (1,066) | |
| Outstanding, February 24, 2001 | 14,410 | $20.26 |
| Granted | 1,215 | 17.32 |
| Exercised | (1,781) | 15.82 |
| Canceled and forfeited | (677) | |
| **Outstanding, February 23, 2002** | **13,167** | **$20.69** |

The outstanding stock options at February 23, 2002 have exercise prices ranging from $6.93 to $40.00 and a weighted average remaining contractual life of 6.28 years. Options to purchase 8.3 and 8.2 million shares were exercisable at February 23, 2002 and February 24, 2001, respectively. These options have a weighted average exercise price of $19.11 and $18.61, respectively. Option shares available for grant were 1.9 and 2.4 million at February 23, 2002 and February 24, 2001, respectively. The Company has reserved 15.1 million shares, in aggregate, for the plans.

As of February 23, 2002, limited stock appreciation rights have been granted and are outstanding under the 1978, 1989 and 1993 Stock Appreciation Rights Plans. Such rights relate to options granted to purchase 2.9 million shares of common stock and are exercisable only upon a "change in control."

No compensation cost has been recognized for options issued under the stock option plans because the exercise price of all options granted was not less than 100 percent of fair market value of the common stock on the date of grant. Had compensation cost for the stock options issued been determined based on the fair value at the grant date, consistent with provisions of SFAS No. 123, "Accounting for Stock Based Compensation," the Company's 2002, 2001 and 2000 net earnings and earnings per share would have been changed to the pro forma amounts indicated below

| (In thousands, except per share amounts) | **2002** | 2001 | 2000 |
|---|---|---|---|
| Net earnings | | | |
| As reported | **$205,535** | $81,965 | $242,941 |
| Pro forma | **200,034** | 74,071 | 237,381 |
| Earnings per share – diluted | | | |
| As reported | **$ 1.53** | $ 0.62 | $ 1.87 |
| Pro forma | **1.49** | 0.56 | 1.82 |

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions and results:

| Assumptions | **2002** | 2001 | 2000 |
|---|---|---|---|
| Dividend yield | **2.00%** | 2.00% | 2.00% |
| Risk free interest rate | **4.23%** | 4.83% | 6.57% |
| Expected life | **4.5 years** | 5 years | 5 years |
| Expected volatility | **32.50%** | 30.40% | 21.97% |
| Estimated fair value of options granted per share | **$4.85** | $4.37 | $6.20 |

### Treasury Stock Purchase Program

In August 1996, the Board of Directors authorized a treasury stock purchase program under which the Company is authorized to repurchase up to 10.0 million shares for reissuance upon the exercise of employee stock options and for other compensation programs utilizing the Company's stock. In December 1999, the Board of Directors authorized a treasury stock purchase program under which the Company is authorized to purchase up to $140.0 million of the Company's common stock. In fiscal 2000, the Company repurchased 0.8 million shares at an average cost of $22.66 under the August 1996 program and 5.9 million shares at an average cost of $17.86 under the December 1999 program. In fiscal 2001, the Company repurchased an additional 0.8 million shares under the August 1996 program at an average cost of $15.92 per share. In fiscal 2001, the Company completed the December 1999 program with the repurchase of an additional 2.1 million shares at an average cost of $16.86 per share for a total cost of $140.0 million. In fiscal 2002, the Company completed the 1996 stock repurchase program by purchasing 0.2 million shares at an average cost of $19.97 per share. In fiscal 2002, the Board of Directors authorized a treasury stock purchase program under which the

Company is authorized to purchase up to 5.0 million shares for reissuance upon the exercise of employee stock options and for other compensation programs utilizing the Company's stock. In fiscal 2002, the Company repurchased 1.3 million shares at an average cost of $22.16 per share under the 2002 program.

### Earnings Per Share

The following table reflects the calculation of basic and diluted earnings per share:

| (In thousands, except per share amounts) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Earnings per share – basic | | | |
| Earnings available to common shareholders | **$205,535** | $ 81,965 | $242,941 |
| Weighted average shares outstanding | **132,940** | 132,251 | 129,162 |
| Earnings per share – basic | **$ 1.55** | $ 0.62 | $ 1.88 |
| Earnings per share – diluted | | | |
| Earnings available to common shareholders | **$205,535** | $ 81,965 | $242,941 |
| Weighted average shares outstanding | **132,940** | 132,251 | 129,162 |
| Dilutive impact of options outstanding | **1,038** | 578 | 928 |
| Weighted average shares and potential dilutive shares outstanding | **133,978** | 132,829 | 130,090 |
| Earnings per share – diluted | **$ 1.53** | $ 0.62 | $ 1.87 |

### Commitments, Contingencies and Off-Balance Sheet Arrangements

The Company has guaranteed mortgage loan and other debt obligations of $6.7 million. The Company has also guaranteed the leases and fixture financing loans of various affiliated retailers with a present value of $174.8 million and $33.7 million, respectively.

On December 4, 1998, the Company entered into an agreement to sell notes receivable to a special purpose entity, which qualifies to be accounted for as an unconsolidated subsidiary. The entity is designed to acquire qualifying notes receivable from the Company and sell them to a third party. No notes have been sold since February 29, 2000. Assets and related debt off-balance sheet were $27.0 million at February 23, 2002 and $46.4 million at February 24, 2001. At February 23, 2002, the Company's limited recourse with respect to notes sold was $12.1 million.

The Company is party to synthetic leasing programs for two of its major warehouses. At the expiration of each lease, the Company has the option to either renew the lease if agreed to through negotiations with the applicable third party, purchase the property based on a fixed purchase price as established in the original agreement, or remit a contingent rental payment to the applicable third party. The two synthetic leases expire in fiscal 2004 and fiscal 2005. The synthetic lease that expires in fiscal 2004 has a renewal option available through fiscal 2009, an approximate purchase option of $60 million or a contingent rental liability of $50 million. The synthetic lease that expires in fiscal 2005 has a renewal option available through fiscal 2007, an approximate purchase option of $25 million or a contingent rental liability of $20 million. At February 23, 2002, the estimated market value of the properties underlying these leases equals or exceeds the purchase option and the contingent rental liability.

The Company is a party to various legal proceedings arising from the normal course of business activities, none of which, in management's opinion, is expected to have a material adverse impact on the Company's consolidated statement of earnings or consolidated financial position.

### Retirement Plans

Substantially all non-union employees of the Company and its subsidiaries are covered by various contributory and non-contributory pension or profit sharing plans. The Company also participates in several multi-employer plans providing defined benefits to union employees under the provisions of collective bargaining agreements.

Contributions under the defined contribution 401(k) and profit sharing plans are determined at the discretion of the Board of Directors and were $16.1, $11.9 and $14.1 million for fiscal 2002, 2001 and 2000, respectively.

Amounts charged to union pension expense were $38.4, $42.7 and $39.3 million for fiscal 2002, 2001 and 2000, respectively.

Benefit calculations for the Company's defined benefit pension plans are based on years of service and the participants' highest compensation during five consecutive years of employment. Annual payments to the pension trust fund are determined in compliance with the Employee Retirement Income Security Act (ERISA). Plan assets are held in trust and invested in separately managed accounts and publicly traded mutual funds holding both equity and fixed income securities.

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for certain retired employees. Certain employees become eligible for these benefits upon meeting certain age and service requirements.

The following tables set forth the changes in benefit obligations and plan assets, a reconciliation of the accrued benefit costs and total benefit costs for the fiscal years for the Company's defined benefit pension plans and other post-retirement plans:

| (In thousands) | Pension Benefits February 23, 2002 | Pension Benefits February 24, 2001 | Other Benefits February 23, 2002 | Other Benefits February 24, 2001 |
|---|---|---|---|---|
| **Changes in Benefit Obligations** | | | | |
| Benefit obligations at beginning of year | **$412,517** | $379,154 | **$ 86,246** | $ 72,061 |
| Service cost | **17,487** | 16,217 | **1,902** | 2,000 |
| Interest cost | **31,163** | 28,859 | **6,031** | 5,407 |
| Plan amendments | **—** | 319 | **(8,294)** | — |
| Actuarial loss | **25,544** | 11,174 | **22,396** | 11,736 |
| Benefits paid | **(19,941)** | (23,206) | **(4,594)** | (4,958) |
| Benefit obligations at end of year | **$466,770** | $412,517 | **$ 103,687** | $ 86,246 |
| **Changes in Plan Assets** | | | | |
| Fair value of plan assets at beginning of year | **$409,685** | $392,374 | **$ —** | $ — |
| Actual return on plan assets | **(11,845)** | 27,897 | **—** | — |
| Company contributions | **18,135** | 12,620 | **3,424** | 2,650 |
| Plan participants' contributions | **—** | — | **4,594** | 4,958 |
| Benefits paid | **(19,941)** | (23,206) | **(8,018)** | (7,608) |
| Fair value of plan assets at end of year | **$396,034** | $409,685 | **$ —** | $ — |
| **Reconciliation of Prepaid (Accrued) Cost** | | | | |
| Funded status | **$ (70,736)** | $ (2,832) | **$(103,687)** | $(86,246) |
| Accrued contribution | **3,000** | 3,264 | **—** | — |
| Unrecognized net loss | **110,236** | 32,145 | **43,302** | 21,621 |
| Unrecognized prior service cost | **(148)** | (306) | **(7,938)** | (1,164) |
| Prepaid (accrued) cost | **$ 42,352** | $ 32,271 | **$ (68,323)** | $(65,789) |

| (In thousands) | Pension Benefits 2002 | Pension Benefits 2001 | Pension Benefits 2000 | Other Benefits 2002 | Other Benefits 2001 | Other Benefits 2000 |
|---|---|---|---|---|---|---|
| **Net Benefit Costs for the Fiscal Year** | | | | | | |
| Service cost | **$ 17,487** | $ 16,217 | $ 15,991 | **$1,902** | $2,000 | $2,040 |
| Interest cost | **31,163** | 28,859 | 23,657 | **6,031** | 5,407 | 4,915 |
| Expected return on plan assets | **(41,386)** | (38,231) | (31,928) | **—** | — | — |
| Amortization of: | | | | | | |
| Unrecognized net loss | **—** | — | 192 | **715** | 167 | 509 |
| Unrecognized prior service cost | **(159)** | (159) | (187) | **(736)** | (271) | (262) |
| Unrecognized net obligation | — | (306) | 63 | — | — | — |
| Net benefit costs for the fiscal year | **$ 7,105** | $ 6,380 | $ 7,788 | **$7,912** | $7,303 | $7,202 |

In July 2001, the Company amended its postretirement health care and life insurance benefit plan, making changes to plan eligibility, benefit coverage, and premium subsidization. This amendment resulted in a decrease in the plan's benefit obligation of approximately $8.3 million in fiscal 2002.

For both the pension and the postretirement benefit calculations, the weighted-average discount rate used was 7.25 percent and 7.75 percent for fiscal 2002 and 2001, respectively, the expected return on plan assets used was 10.0 percent for both fiscal 2002 and 2001, and the rate of compensation increase was 3.5 percent and 4.0 percent for fiscal 2002 and 2001, respectively.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.0 percent in fiscal 2002 and 6.0 percent in fiscal 2001. The assumed health care cost trend rate will decrease by one percent each year for the next five years until it reaches the ultimate trend rate of 5.0 percent. The health care cost trend rate assumption has a significant impact on the amounts reported. For example, a one percent increase in the trend rate would increase the accumulated postretirement benefit obligation by $7.7 and $10.1 million in fiscal 2002 and 2001, respectively, and the net periodic cost by $0.6 and $1.0 million in fiscal 2002 and 2001, respectively. In contrast, a one percent decrease in the trend rate would decrease the accumulated postretirement benefit obligation by $7.2 and $7.7 million in fiscal 2002 and 2001, respectively, and the net periodic cost by $0.5 and $0.8 million in fiscal 2002 and 2001, respectively.

The Company also maintains non-contributory, unfunded pension plans to provide certain employees with pension benefits in excess of limits imposed by federal tax law. The projected benefit obligation of the unfunded plans was $18.8 and $21.0 million at February 23, 2002 and February 24, 2001, respectively. The accumulated benefit obligation of these plans totaled $14.2 and $17.0 million at February 23, 2002 and February 24, 2001, respectively. Net periodic pension cost was $2.8, $2.2 and $3.5 million for 2002, 2001, and 2000, respectively.

### Segment Information

The Company's business is classified by management into two reportable segments: Retail Food and Food Distribution. Retail Food operations include three retail formats: extreme value food stores, price superstores, and supermarkets. The retail formats include results of food stores owned and results of sales to extreme value food stores licensed by the Company. Food Distribution operations represent the second reportable segment and include results of sales to affiliated food stores, mass merchants, and other logistics arrangements. Management utilizes more than one measurement and multiple views of data to assess segment performance and to allocate resources to the segments. However, the dominant measurements are consistent with the consolidated financial statements and accordingly, are reported on the same basis herein.

The financial information concerning the Company's continuing operations by reportable segment for the years ended February 23, 2002, February 24, 2001 and February 26, 2000 is contained on page 19.

### Significant Customer

During fiscal 2002, no single customer accounted for ten percent or greater of net sales or accounts receivable. During fiscal 2001, Kmart represented 10.5 percent of net sales. Receivables outstanding for Kmart at February 24, 2001 were $70.0 million or 11.4 percent. The supply contract with Kmart terminated on June 30, 2001. During fiscal 2000, no single customer accounted for ten percent or greater of net sales or accounts receivable.

### Shareholder Rights Plan

On April 24, 2000, the Company announced that the Board of Directors adopted a Shareholder Rights Plan under which one preferred stock purchase right will be distributed for each outstanding share of common stock. The rights, which expire on April 12, 2010, are exercisable only under certain conditions, and may be redeemed by the Board of Directors for $0.01 per right. The plan contains a three-year independent director evaluation provision whereby a committee of the Company's independent directors will review the plan at least once every three years. The rights become exercisable, with certain exceptions, after a person or group acquires beneficial ownership of 15 percent or more of the outstanding voting stock of the Company.

# Independent Auditors' Report

The Board of Directors and Stockholders
SUPERVALU INC.
Eden Prairie, Minnesota

We have audited the accompanying consolidated balance sheets of SUPERVALU INC. and subsidiaries as of February 23, 2002 and February 24, 2001, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended February 23, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SUPERVALU INC. and subsidiaries as of February 23, 2002 and February 24, 2001, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 23, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Minneapolis, Minnesota
April 3, 2002

# Corporate Information

## Board of Directors

**Lawrence A. Del Santo** *(c)(d)*
Businessperson, Retired CEO,
The Vons Companies, Inc.
*A retail grocery company*

**Susan E. Engel** *(a)(b)*
Chairwoman & CEO,
Department 56, Inc.
*A designer, importer and distributor of fine quality collectibles and other giftware products*

**Edwin C. Gage** *(c)(d)*
Chairman & CEO,
GAGE Marketing Group, LLC
*An integrated marketing services company*

**William A. Hodder** *(c)(d)*
Chairman Emeritus,
Donaldson Company, Inc.
*A manufacturer of filtration devices*

**Garnett L. Keith, Jr.** *(a)(b)*
Chairman & CEO,
SeaBridge Investment Advisors, LLC
*A registered investment advisor*

**Richard L. Knowlton** *(c)(d)*
Chairman,
Hormel Foundation
*A charitable foundation, principal shareholder of Hormel Foods Corporation*

**Charles M. Lillis** *(a)(b)*
General Partner,
LoneTree Capital Management
*A private equity company*

**Jeffrey Noddle** *(b)*
President & CEO,
SUPERVALU INC.

**Harriet K. Perlmutter** *(a)(b)*
Businessperson; Trustee,
Papermill Playhouse
*The State Theatre of New Jersey*

**Steven S. Rogers** *(a)(b)*
Clinical Professor of Finance and Management,
J.L. Kellogg Graduate School of Management
Northwestern University

**Carole F. St. Mark** *(b)(c)*
President & CEO,
Growth Management, LLC
*A business development and strategic management company*

**Michael W. Wright** *(b)*
Chairman, SUPERVALU INC.

*(a) Audit Committee*
*(b) Finance Committee*
*(c) Executive Personnel and Compensation Committee*
*(d) Director Affairs Committee*

## Corporate Officers

**Michael W. Wright**
Chairman

**Jeffrey Noddle**
President & CEO

**David L. Boehnen**
Executive Vice President

**John H. Hooley**
Executive Vice President;
President & COO, Retail

**Michael L. Jackson**
Executive Vice President;
President & COO, Distribution

**Pamela K. Knous**
Executive Vice President & CFO

**Robert W. Borlik**
Senior Vice President,
Chief Information Officer

**J. Andrew Herring**
Senior Vice President,
Corporate Development

**Gregory C. Heying**
Senior Vice President,
Distribution

**Sherry M. Smith**
Senior Vice President,
Finance & Treasurer

**Ronald C. Tortelli**
Senior Vice President,
Human Resources

**Leland J. Dake**
Vice President, Merchandising,
Distribution

**Kristin A. Hayes**
Vice President, Strategic Planning

**Stephen P. Kilgriff**
Vice President, Legal

**Edward J. McManus**
Vice President; Retail
Senior Vice President,
Cub Eastern Region

**Edward B. Mitchell**
Vice President, Employee Relations

**Yolanda M. Scharton**
Vice President, Investor Relations and Corporate Communications

**Karen T. Borman**
Assistant Controller, Distribution

**John P. Breedlove**
Associate General Counsel and Corporate Secretary

**Frank J. O'Keefe**
Assistant Treasurer, Tax

**Warren E. Simpson**
Senior Corporate Counsel,
Assistant Secretary

## Investor Information

**Annual Meeting**
Date: Thursday, May 30, 2002
Time: 10:30 a.m. Central Time
Place: Save-A-Lot Headquarters
100 Corporate Office Drive
Earth City, Missouri 63045

**Transfer Agent & Registrar**
For inquiries about SUPERVALU common stock, such as:

- Dividend Reinvestment
- Automatic Deposit of Dividend Checks
- Certificate Replacements
- Account Maintenance
- Transfer of Shares
- Name or Address Changes

Please contact:
Wells Fargo Shareowner Services
PO Box 64854
St. Paul, MN 55164-0854
Phone: 877-536-3555
www.wellsfargo.com/com/shareowner_services

**Common Stock**
SUPERVALU's common stock is listed on the New York Stock Exchange under symbol SVU. As of April 1, 2002, there were approximately 7,130 shareholders of record and approximately 31,170 shareholders in street name.

**SEC Filings**
SUPERVALU's SEC Filings, including its annual report on Form 10-K, can be accessed through the Company's website or requested free of charge from:
John Breedlove
Associate General Counsel and Corporate Secretary
SUPERVALU INC.
PO Box 990
Minneapolis, MN 55440

**Investor Inquiries**
For Investor Relations inquiries visit our website at www.supervalu.com, or contact:
Yolanda Scharton
Vice President, Investor Relations and Corporate Communications
SUPERVALU INC.
PO Box 990
Minneapolis, MN 55440
952-828-4000

**Cautionary Statements:**
*This Annual Report contains forward-looking statements concerning the company's goals, strategies and expectations for business and financial results, which are based on current expectations, estimates and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. For a discussion of these risks and uncertainties, please refer to page 18 of this Report and to Forms 10-Q and 10-K that we file periodically with the Securities and Exchange Commission.*

Design: The Nancekivell Group, Minneapolis, Minnesota Printing: Diversified Graphics Inc., Minneapolis, Minnesota CEO Photo: James Schnepf

SUPERVALU

PO Box 990
Minneapolis, MN 55440
952-828-4000
www.supervalu.com